Marani Brands, Inc.
13152 Raymer Street
Suite 1A
No. Hollywood, CA  91605

October 21, 2009
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Brian McAllister

Re:           Marani Brands, Inc.
Staff Comment Letter Dated September 15, 2009
Form 10-KSB for the Year Ended June 30, 2008
Filed October 14, 2008
File No. 333-123176
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 15, 2009

Dear Mr. McAllister:

On behalf of Marani Brands, Inc., we provide the following responses to the comments submitted to the Company by the staff of the Commission in the letter dated September 15, 2009, relating to the Company’s Form 10-KSB for the year ended June 30, 2008 and the Form 10-Q for the quarter ended March 31, 2009.  Our responses are keyed to the numbering of the comments in the staff’s comment letter, and appear below following the comments, with additional references to the pages of the Company’s proposed amended Form 10-KSB/A.

We have attached to this letter a marked proposed amended Form 10-KSB/A (Amendment No. 1) for the Year Ended June 30, 2008, that contains the changes made to our original filing, as updated in response to the staff’s prior comment letters.  We have made specific reference in this latest proposed amended Form 10-KSB/A in response to the staff’s latest comments.  We note that the staff has commented further on our last changes to our Balance Sheet, Statements of Operations, Statements of Stockholders’ Equity (Deficit) and Statements of Cash Flows, and the attached proposed amended form 10-KSB accordingly does not highlight those past changes.

Form 10-KSB for the Year Ended June 30, 2008

Amendment to This Form 10-KSB for the Year Ended June 30 2008, page i

1.	We refer you to the following bullet points:
•
In the first bullet, please plainly state you are amending to restate the April 2008 merger transaction to apply reverse merger accounting rather than the purchase method and that you are also clarifying your disclosure of the merger transaction and your pre and post merger business activities;

•
In the second bullet, please revise to state you are disclosing the effect of the differences for the change in accounting treatments from the purchase method to reverse merger accounting as a result of a correction of an error; and

•
In the fifth bullet point, please revise to state you are changing the accounting treatment for transactional costs related to the merger transaction from capitalization to a charge to earnings as a result of a correction of an error.

RESPONSE

We have revised the language in question in the bullet points, consistent with the staff’s comments above.

Item 6. Management’s discussion and Analysis or Plan of Operation, page 12

Operating Expenses, page 14

2.	Please insert the term "restated" in headings where amounts presented have been revised. In this regard, you should label such amounts restated in the tables on pages 16 and 17.

RESPONSE

We have revised our disclosure of the changes in question, consistent with the staff’s comments above.

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act, page 21

3.
Please tell us the reasons you have revised the tabular information on pages 23 through 25 of your proposed amended filing from the disclosures originally filed and how this reconciles with the last bullet point on page i that discloses, “We have not made any other amendment to any other information presented in our Form 10-KSB, as originally filed on October 14, 2008.”

RESPONSE

We have revised the tabular information on pages 20 and 21 to correct (i) the inclusion of a beneficial holder of our common stock based upon a miscalculation of shares beneficially held by that holder, resulting from the exercise or warrants to purchase common stock and the failure to eliminate the warrants from our count of beneficially owned shares for that holder, and (ii) the non-inclusion of a beneficial owner of our common stock based upon the computation of shares beneficially held as a group.

Consolidated Statements of Stockholders' Equity/(Deficit), page F-4

4.
It does not appear that you have retroactively reflected the change in capitalization for all periods presented. We would expect the following to be presented to retroactively reflect the change in capitalization:

•
The equivalent number of shares received in the exchange by MEI shareholders should be the shares outstanding at the date of the reverse merger and existing share amounts should be recast based on the exchange ratio established in the merger agreement (i.e., the ratio of the number of shares issued by FFBI over the number of MEl shares outstanding before the reverse merger); and

•	The existing shares retained by FFBI shareholders reflected should be presented as being issued on the closing of the reverse merger.

RESPONSE

We have retroactively reflected in our restated financial disclosures the change in capitalization for the periods presented to retroactively reflect the change in capitalization on our restated Consolidated Statements of Stockholders' Equity/(Deficit) on page F-4, and in our presentation of adjustments to our Consolidated Statements of Stockholders' Equity/(Deficit) on pages F- 20 through F- 22.

Note 14-Subsequent Events, page F-15

5.
We note you removed the management changes disclosed in the subsequent event footnote in the Form 10-K originally filed on October 14, 2008. Please reincorporate the disclosures that existed in the original 10-K, or tell us why removed the disclosure and describe the removal in the head note to the amendment. In addition, tell us whether you made any other changes to the original 10-K that are not described in the head note.

RESPONSE

We have reinserted Note 14 – Subsequent Events on page F-15 and expanded our disclosures on paged F-15 and F-16.  All changes made to our original Form 10-KSB are summarized in the head note.

Note 12 - Stockholders' Equity. page F-14

Direct Offering Costs, page F-14

6.
Please disclose a description of the offerings that gave rise to the direct offering costs. If the direct offering costs do not relate to an offering of equity securities but rather stem from the reverse merger, please revise the caption to “transaction costs” throughout the 10-K/A to more accurately describe the nature of the costs. In addition, disclose how you determined the value of the shares issued.

7.
We note from your response to comment six of our letter dated July 24, 2009, that you will include the credit line agreement as an Exhibit to a Form 8-K, It does not appear that you have filed the agreement. Please file the agreement and provide it to us in your response.

RESPONSE

We have disclosed a description of the offerings that gave rise to the direct offering costs in Note 12 re: “Direct Offering Costs” and Note 13 re: “Agreements”.

We have attached as Exhibit 10. 8 to the proposed Form 10-KSB/A the credit line agreement with Citibank.

Note 15-Restatement, page F-17

8.
You are required to include a description of the nature of the error. You should expand the statement that the previously issued financial statements have been restated to also explain the restatement relates to the merger between FFBI and MEl in April, 2008, that management determined the original application of the purchase method was not in accordance with U.S. GAAP and that reverse merger accounting method was the appropriate method. You are also required to describe the effect of each correction to each financial statement line item and per share amounts on both years presented. See paragraph 26 of SFAS No. 154.

RESPONSE

We have disclosed in Note 15 a description of the nature of the error, including management’s determination that the original application of the purchase method was not in accordance with U.S. GAAP and that reverse merger accounting method was the appropriate method.

We also have disclosed the effect of each correction to each financial statement line item and per share amounts on both years presented as part of Note 15, on pages F-17 through F-25.

Exhibits

9.
We note the proposed amended Form 10-KSB does not contain management's certifications or exhibits 31 and 32. When you file the amended filing please update management's certifications filed under exhibits 31 and 32 to refer to Form 10-K/A and include then current dates.

RESPONSE

We have included updated certifications as Exhibits 31 and 32 in the proposed amended Form 10-KSB/A.

Form 10-Q for Fiscal Quarter Ended March 31. 2009

10.
We note your response to comment five of our letter dated July 24, 2009. We are not in a position to grant a waiver of the requirement to file amended Form 10-Qs for the fiscal quarters ended September 30, 2008, December 31, 2008 and March 31, 2009, in light of the extent of changes that must be made to your filings to reflect the restatement. In this regard, the historical financial information must present that of the distribution of wine and spirits products manufactured in Armenia by Marani Brands, Inc. and not the financial information of Fit For Business, Inc. Refer to Question 133.01 of our Exchange Act Rules Compliance and Disclosure Interpretations, which may be found at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm

Please file amendments to your Form 10-Qs of fiscal 2009.

RESPONSE

We are preparing to file amendments to our Form 10-Qs of fiscal 2009, which, as amended, are currently being reviewed by our independent auditor.

11.
We note your response to comment seven of our letter dated July 24, 2009, and we re-issue the comment. Please reconsider your officers' conclusions as to the effectiveness of the company's disclosure controls and procedures and internal control over financial reporting at each interim date.

RESPONSE

We have reconsidered our officers’ conclusions as to the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting for each fiscal 2009 amended and restated Form 10-Q that will be filed.  We have prepared appropriate disclosures as a result of those reconsiderations.

If you require additional information, please telephone the undersigned at 818-503-5200 or Roy D. Toulan, Jr., our legal counsel, at 978-283-2233.

Sincerely,
Marani Brands, Inc.

By: /s/ Margrit Eyraud
   Margrit Eyraud
   Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB / A
(Amendment No. 1)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

❒TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to __________

333-123176
(Commission file number)

Marani Brands, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada	20-2008579
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

13152 Raymer Street, Suite 1A
North Hollywood, CA  91605
(Address of principal executive offices)

(818) 503-5200
(Issuer's telephone number)

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, par value $.001
(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act ❒

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes  ❒No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained herein, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB  or  any amendment to this Form 10-KSB. ❒

Indicate by check mark whether the issuer is a shell company as defined in Rule 12b-2 of the Exchange Act. ❒ Yes   ☒ No

The issuer had revenues of $168,058 for the fiscal year ended June 30, 2008.

The aggregate market value of the voting stock held by non-affiliates of the issuer on October 10, 2008 was $85,524,448, based on the price at which the common stock was sold on that date.

As of March 24, 2008, the issuer had 174,506,796 shares of common stock outstanding.

AMENDMENT TO THIS FORM 10-KSB
FOR THE YEAR ENDED JUNE 30, 2008

Management of the Company has amended our Form 10-KSB after our determination that the following amendments are appropriate for our Form 10-KSB for the year ended June 30, 2008, filed October 14, 2008:

• We amended Item 1 (Description of Business) to restate ~~the describe~~ the April 2008 merger transaction between the Company and Margrit Enterprises International, Inc. to apply reverse merger accounting ~~as a reverse merger, rather than as an asset purchase~~, rather than the purchase method, ~~and to clarify the difference between our pre and post merger business activities~~ and to clarify our disclosure of the merger transaction and our pre and post merger business activities.

• We have amended Item 5 (Recent Sales of Unregistered Securities) to clarify and reclassify the total number of shares of common stock the Company issued during the year ended June 30, 2008  The total aggregate of shares of common stock issued by the Company during this period has not been changed.

• We have amended Item 6 (Management’s Discussion and Analysis) to ~~reflect~~ disclose the effects of the differences for the change in accounting treatments from the purchase method to reverse merger accounting as a result of a correction of an error,   ~~for a reverse merger and an asset purchase,~~ with respect to our ~~discussion~~ disclosure of revenues, other income or expense, net loss, loss per share applicable to holders of our common stock, and cash flows.

• We have amended our financial reporting to apply reverse merger accounting, rather than purchase method accounting, to the April 2008 merger transaction.

• We have amended Note 4 to our financial statements to describe the April 2008 merger transaction between the Company and Margrit Enterprises International, Inc. as a reverse merger, rather than as an asset purchase, and to disclose the simultaneous sale of our subsidiary FFB Australia to our former CEO.

• We have amended Note 12 to our financial statements to disclose our change of accounting treatment from transactional costs related to the merger transaction from capitalization to a charge to earnings as a result of a correction of an error.  ~~direct offering costs incurred as a result of the merger transaction.~~

• We have added Note 15 (Restatement) to our restated financial statements for the year ended June 30, 2008 to present the adjustments that have been made to our original Form 10-KSB for this period, as filed on October 14, 2008, as a result of the reverse merger accounting treatment of the merger transaction.

• In addition, we have made the following changes to correct (i) the inclusion of a beneficial holder of our common stock based upon a miscalculation of shares beneficially held by that holder, and (ii) the non-inclusion of a beneficial owner of our common stock based upon the computation of shares beneficially held as a group:

Section 16(a) compliance disclosure on page ___, and

Beneficial Owners disclosure on page __ .

                                     • We have amended Note 14 (Subsequent Events ) to restate and expand our disclosure.

DOCUMENTS INCORPORATED BY REFERENCE:  See Exhibits

FORWARD-LOOKING STATEMENTS

Statements that are not historical facts, including statements about our prospects and strategies and our expectations about growth contained in this report, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements represent our present expectations or beliefs concerning future events.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the uncertainty as to our future profitability; the accuracy of our performance projections; and our ability to obtain financing on acceptable terms to finance our operations until profitability.

PART I

Item 1.  Description of Business

Formation and Merger

The Company was incorporated in Nevada on May 30, 2001, under the name Elli Tsab, Inc., which was subsequently changed to Patient Data Corporation, and thereafter to Fit for Business, Inc.  On March 10, 2008, the Company changed its name from Fit for Business, Inc. to Marani Brands, Inc.  On March 31, 2008, our common stock underwent a 1-for-250 reverse stock split, and commenced trading on the Over the Counter Bulletin Board under the new symbol “MRIB”.  The only business of the Company on March 31, 2008 was that of its wholly owned subsidiary, Fit For Business (Australia) Pty Limited.

On March 11, 2008, the Company formed FFBI Merger Sub Corp., a California corporation, as its wholly-owned subsidiary.  FFBI Merger Sub Corp. was formed by the Company for purpose of effectuating a merger transaction by and among the Company and FFBI Merger Sub Corp., on the one hand, and a California corporation known as Margrit Enterprises International, Inc. “(MEI”), on the other hand.

MEI was incorporated in December 2001 and, since its inception, has been an ongoing business engaged in the importation and sale of alcoholic beverage products, primarily Marani® Vodka Spirit, its flagship product.

On April 4, 2008, the Company, FFBI Merger Sub Corp. and MEI executed, and on April 7, 2008 the parties closed, a three party Merger Agreement, which the parties implemented follows:

Merger of FFBI Merger Sub Corp. and MEI

• By virtue of this statutory merger, the separate corporate existence of FFBI Merger Sub Corp. ceased, with MEI remaining as the surviving corporation.

•  The shares of FFBI Merger Sub Corp. held by the Company pre merger were converted into the shares of MEI and, post merger, the conversion shares remain outstanding and continue to be held by the Company as shares of MEI

•  Since MEI was a company with an ongoing business, and since FFBI Merger Sub Corp. had no business operations and ceased to exist as a separate corporate entity, this merger transaction constituted a “forward merger”

Merger MEI and Marani Brands, Inc.

• By virtue of this “subsidiary merger,” both companies continue to have a separate existence, with MEI becoming a wholly owned subsidiary of the Company.

•  Each share of MEI held by its stockholders pre merger was automatically exchanged for that number of shares of the Company, determined by dividing 100,0000,000 by the 10,000,000 issued and outstanding shares of MEI existing before either merger, effecting a 10 for 1 exchange ratio

•  On April 7, 2008, the Company issued 100,000,000 shares of its common stock to the pre merger stockholders of MEI, and the 10,0000,000 shares of MEI held by MEI’s stockholders pre merger were cancelled

•  The Company thereby holds 100% of the shares of MEI by virtue of (i) the cancellation of the MEI shares held pre subsidiary merger by MEI stockholders that were exchanged for 100,000,000 of the Company’s shares and (ii) the MEI shares that were converted from FFBI Merger Sub Corp. shares held by the Company pre forward merger, which remain outstanding and continue to be held by the Company, as the total issued and outstanding shares of MEI, post merger

•  Since MEI operated an ongoing business and since the Company had pre merger business operations that were not pursued by the Company post merger, this subsidiary merger transaction constituted a “reverse merger”

The acquisition of MEI by the Company was completed by the merger of the Company’s wholly-owned subsidiary, FFBI Merger Sub Corp. with and into MEI, with MEI remaining as the surviving entity and wholly-owned subsidiary of the Company.    The net effect of these transactions was a reverse merger of the Company with MEI.  MEI subsequently changed its name to Marani Spirits, Inc., and continues to be the operational arm of the Company.

On March 31, 2008, in anticipation of the merger transaction, the Company amended its Articles of Incorporation to increase its authorized shares of common stock to 300,000,000.  On April 7, 2008, in connection with the merger, we issued an aggregate of 43,138,825 shares of our common stock as compensation for direct offering services.

On April 7, 2008, after management decided that the business of FFB Australia could not be effectively managed from the United States, and was no longer related to the Company’s core business and, simultaneous with the merger transaction, the Company exercised its option to sell FFB Australia to former Chief Executive Officer, Mark Poulsen.  Mr. Poulsen complied with his obligations under the Subsidiary Acquisition Option Agreement and acquired all of the Company’s interest in FFB Australia on or about May 15, 2008.

Our Business and Products

Prior to the Company’s merger with MEI, our only business was that of its wholly-owned subsidiary, Fit for Business (Australia) Pty Limited, which is engaged in the development of overall wellness programs for the workplace in Australia.

Subsequent to the merger transaction with MEI, the Company’s primary business is the business of MEI in the distribution of wine and spirit products manufactured in Armenia. In the future the Company may add alcohol beverage products manufactured in other countries.

The Company’s signature product is Marani Vodka Spirit, a premium vodka which is manufactured exclusively for us in Armenia. Marani Vodka Spirit is made from winter wheat harvested in Armenia, distilled three times, aged in oak barrels lined with honey and skimmed dried milk, then filtered twenty-five times. Bottling of the product occurs at the Eraskh distillery in Armenia. Marani Vodka Spirit was awarded the gold medal in the International Spirit Competition, held in San Francisco, California, in both 2004 and 2007, and the 5 Diamond Award by the American Academy of Hospitality and Sciences in March 2008.

In addition to the Company’s premium vodka, in the future we intend to distribute the following products:

•	Various premium brandy products manufactured by Eraskh.

•	A line of sweet dessert wines manufactured by Eraskh.

•	Marani Black, a super-premium vodka. This product has an even more refined distillation formula and will be bottled in a distinct bottle and command a premium retail price.

To compete in the highly competitive market for premium alcoholic beverages, Marani Brand’s marketing and business plan is focused on maintaining and expanding its channels of distribution and enhancing brand recognition for Marani Brand’s premium vodka product through its recent rebranding, advertising, promotional and distributor relations efforts. Some of these efforts include:

•	The engagement of Paul Fuegner, formerly of Skyy Vodka, to head our marketing efforts
•	The engagement of Juggernaut Advertising Agency

•	The engagement of surveying firms to obtain data on product placement
•	Major redesign and rebranding of Marani Vodka Spirit, including a new bottle

•	Major redesign of the company’s web presence
•	Primary production and preparation for the upcoming launch of a new advertising campaign

•	An effort to trademark the Marani name worldwide

These efforts have incurred significant expense, but management believes that they are necessary to the continued growth of the Company.

Sources and Availability of Products and supplies

The Company purchases all of its products from a single supplier, Eraskh Winery, Ltd., under an Exclusive Distribution Agreement with Eraskh, an Armenian manufacturer of wine and other spirits.  Marani Brands have been granted exclusive rights for defined territories, including the United States, Mexico and the Caribbean, with a right of first refusal for any other territories where Eraskh desires to promote and sell its products.  The Exclusive Distribution Agreement, which was renewed this year, will expire in 2012 but is subject to automatic five (5) year renewals.  Upon termination or non-renewal of the Exclusive Distribution Agreement, the Agreement provides for compensation from Eraskh equal to ten percent (10%) of the gross sales of Eraskh’s products in the defined territories, in U.S. dollars, for period of seven (7) years subsequent to such termination or non-renewal.  While the Company has entered into a Letter of Intent to acquire Eraskh, there can be no assurance that we will enter into a definitive agreement to acquire the distillery as contemplated or that the distillery will be acquired.

The bottles for Marani Vodka Spirit are currently manufactured in China by Universal Group Co., Ltd. and shipped to Armenia to be filled at Eraskh. Other suppliers of bottles are available to the Company at competitive market rates, should we need additional quantities or should our arrangement with Universal Group Co., Ltd. no longer be available.

Distribution and Dependence on Limited Customers

The Company is a client of Southern Wine & Spirits of America, Inc. ("Southern"), the largest alcoholic beverage distributor in the United States. Through Southern, the Company’s Marani Vodka Spirit is in retailers such as Ralphs, Safeway, Vons, Pavilions, and Dominicks, and in Southern California locations such as Ritz-Carlton Hotels, Marriott Hotels, Spago Restaurants and Lawry's Restaurants.  We intend to enter into arrangements with other distributors to maximize its coverage in the United States. The Company also is in the process of identifying appropriate distributors of Marani Vodka Spirit in Italy, Switzerland, Monaco, Germany, Mexico, the Middle East and parts of Asia.

The Company currently sells its products principally to wholesalers for resale to retail outlets including grocery stores, package liquor stores, chain and boutique hotels, bars and restaurants.  In the future, in addition to selling our products to wholesalers, we may sell our products directly to major retailers and chains.  Our results of operations and financial condition are dependent on the performance of our major wholesalers, retailers or chains and our inability to collect accounts receivable from a limited number of them. We monitor performance and collections to determine the need, if any, to seek other customers for existing levels of product production.

Competition and Trends

The Company is in a highly competitive industry with the need continually to monitor factors such as: the dollar amount and unit volume of our sales as affected by our ability to maintain or increase prices; changes in geographic or product mix; and changes in alcoholic beverage consumption or the decision of wholesalers, retailers or consumers to purchase competitive products.  Wholesaler, retailer and consumer purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our products, including their quality or pricing, compared to competitive products.  Unit volume and dollar sales can be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and provincial agencies, and retailers which can affect their supply of, or consumer demand for, our products.

In spirits, the major global competitors are Diageo, Pernod Ricard, Bacardi and Brown-Forman, each of which has many brands in many market segments, including vodka, which give them the ability to leverage their marketing relationship.  In addition, the Company faces competition from local and regional companies in the United States and world-wide. Nearly all of the Company’s significant competitors have greater market presence, marketing capabilities as well as greater financial, technological and personnel resources than the Company.

As outlined above, the Company has engaged in a systematic marketing plan in order to expand our distribution channels and brand recognition. These efforts include significant advertising and distributor relations initiatives anticipated to begin during the next quarter.

The beverage alcohol distribution industry is being affected by the trend toward consolidation in the wholesale and retail distribution channels, particularly in Europe and the U.S.  Our revenues, share of sales and volume growth is dependent partially upon our continuing adaptation to this changing environment.  In addition, wholesalers and retailers of our products offer products of other companies that compete directly with our products for retail shelf space and consumer purchases.

Since 1995, there have been modest increases in consumption of beverage alcohol in most geographic markets.  A change in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

•	A general decline in economic conditions;
•	Increased concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

•	A general decline in the consumption of beverage alcohol products in on-premise establishments;
•	A trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices, energy and vitamin drinks and water products;

•	The increased activity of anti-alcohol groups; and
•	Increased federal, state or foreign excise or other taxes on alcoholic beverages.

Taxes and Governmental Regulation

The U.S. and certain other countries in which the Company operates impose excise and other taxes on beverage alcohol products in varying amounts that are subject to change.  In addition, federal, state, local and foreign governmental agencies extensively regulate the alcoholic beverage industry concerning such matters as licensing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers.  Certain federal, state and foreign regulations also require warning labels and disclosures.  Management believes the Company is in compliance with all applicable regulatory requirements for our products where we current have sales.

Trademarks

The Company’s presence in the marketplace depends on our ability to protect our current brand and future brands and products, to the extent developed, and to defend our intellectual property rights.  We have registered the trademark Marani® in the United States for distilled spirits and brandy and we have filed trademark applications seeking to protect the Marani trademark in certain countries outside the United States.  We are aware that a third-party that markets and sells wine products has trademarked the Marani name in numerous countries outside of the United States and has registered the name Marani in a number of countries. We are in the process of negotiating an agreement with that third party which would, if entered into, allow to each company to use the Marani trademark in connection with its respective products on a world-wide basis.

Employees

The Company currently employs nine full time employees at our North Hollywood location; four employees are in management positions, including sales with one in an administrative staff position, three employees in sales and one performing warehouse and shipping duties.

Item 2. Description of Property

The Company leases 2100 sq ft of corporate office space in North Hollywood, California. This lease is currently on a month-to-month basis at a monthly rental of $1,800 per month.

Item 3. Legal Proceedings

Our former subsidiary, Fit For Business (Australia) Pty. Ltd. is plaintiff in legal proceedings against one of our licensees, L.R. Global Marketing Pty. Ltd, for outstanding licensing fees owed in the amount of $443,263. The subsidiary was recently sold, as detailed in Item 1 above, and to the knowledge of management, Marani Brands has no further interests or liabilities stemming from this proceeding as of the time of this filing.

Other than this claim, neither our parent company nor our subsidiary, or any of their properties, is a party to any pending legal proceeding. We are not aware of any contemplated proceeding by a governmental authority. Also, we do not believe that any director, officer, or affiliate, any owner of record or beneficially of more than five per cent (5%) of the outstanding common stock, or security holder, is a party to any proceeding in which he or she is a part adverse to us or has a material interest adverse to us.

Item 4. Submission of Matters to Vote of Securities Holders

None

PART II

Item 5. Market for Common Stock and Related Stockholder Matters

Market Price for Common Stock

Our common stock is traded on the OTC Electronic Bulletin Board (ticker symbol MRIB.OB). At October 7, 2008, we had approximately fifty holders of record holders of the our common stock.

The following quarterly quotations for common stock transactions on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

QUARTER	HIGH BID PRICE	LOW BID PRICE
2006 -2007 (start date November 29,2006 )
Second Quarter (ended12-31-06)	$0.04	$0.02
Third Quarter (ended 3-31-07)	$0.70	$0.02
Fourth Quarter (ended 6-30-07)	$0.06	$0.02
	$0.07	$0.01
2007-2008
First Quarter (ended 9-30-07)	$0.05	$0.01
Second Quarter (ended12-31-07)	$0.07	$0.01
Third Quarter (ended 3-31-08)*	$4.00	$0.01
Fourth Quarter (ended 6-30-08)	$6.00	$0.65
*adjusted for reverse stock split

Dividends

The Company has not paid dividends on our common stock and do not presently anticipate paying dividends.  Management currently intends to retain future earnings, if any, to finance working capital and to expand our operations.

The holders of common stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by our board of directors out of the assets and funds legally available therefore.  The Company do not expect to pay dividends to holders of our common stock in the foreseeable future.

Recent Sales of Unregistered Securities

On April 4, 2008, we entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among FFBI Merger Sub Corp., a California corporation and our wholly-owned subsidiary which we formed for purposes of the merger (the "Merger Sub"), and Margrit Enterprises International, Inc., a California corporation ("MEI"). On April 7, 2008, the transactions contemplated by the Merger Agreement closed (the "Closing"). Pursuant to the Merger Agreement, Merger Sub merged with and into MEI, with MEI being the surviving corporation (the "Merger"). The shareholders representing 100% of MEI's issued and outstanding shares of common stock exchanged their shares of MEI common stock for shares of our common stock on the basis of 10 shares of our common stock for each share of MEI common stock.

During the year ended June 30, 2008, the Company issued 98,223,752 shares of our common stock, as set forth below.  The issuances were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, and each of the investors was either accredited or sophisticated and familiar with our operations.

~~The following transactions were entered into incident to the merger transaction between the Company and MEI:~~

~~• 5,736 shares were issued for the exercise of stock options for partial settlement of note payable to a principle stockholder totaling $28,680;~~

~~• 90,000 shares in settlement of debt totaling $393,536;~~

~~• 200,000 shares to an officer to restore voting Rights on undesignated preferred shares totaling $0~~

~~The following transactions were entered into subsequent to the merger by the Company operating as Marani Brands, Inc:~~

• 41,179,121 shares to private investors for cash totaling $7,814,000;
• 937,339 shares to existing Marani shareholders for the MEI reverse merger, at a recorded value of $0;
• 11,686,670 shares to Officers for services totaling $140,240;
• 1,281,797 shares to unaffiliated parties services totaling $82,449;
• 43,138,825 shares for direct offering costs totaling $10,648,654.

Equity Compensation Plan Information

The equity compensation reported in this section has been issued pursuant to our 2008 Stock Option Plan as well as individual compensation contracts and arrangements with employees, directors, consultants, advisors, vendors, suppliers, lenders and service providers.  The equity is reported on an aggregate basis as of June 30, 2008.  Our security holders have not approved any compensation plan, contracts or arrangements underlying the equity reported.

Compensation Plan Category	Number of securities to be issued upon exercise of options, warrants and rights (a)	Weighted average price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plans (b)
Equity compensation plans approved by security holders	0	0	0

Equity compensation plans not approved by security holders (b)	39,620,000	$0.265	20,000,000

Total	39,620,000	$0.265	20,000,000

(a)	Warrants Issued Pursuant to Individual Agreements.

Includes warrants for 10,000,000 shares of common stock at $0.10 per share, issued to an advisor retained by us in connection with the MEI reverse merger, and warrants for 29,620,000 shares of common stock at a weighted average price of $0.32 per share, issued to investors in connection with private financings.

(b) Options to be Issued Pursuant to our 2008 Stock of Plan

On May 21, 2008, our Board of Directors adopted our 2008 Stock Option Plan, which is designed to provide an incentive to employees, including directors and officers who are employees, and to consultants and directors who are not our employees, and to offer an additional inducement in obtaining the services of such persons.  The Plan provides for the grant of qualified Incentive Stock Options (”ISO”) within the meaning of Section 422 of the Internal Revenue Code and Non-Qualified Stock Options (“NQSO”).  As of June 30, 2008, no equity has been issued pursuant to this Plan.

We have reserved 20,000,000 million shares of common stock for equity awards granted under the Plan.  The Plan shall be administered by the Board of Directors or a committee of the Board of Directors (the “Plan Administrator”) consisting of not less than two directors, all of whom shall be a “non-employee director,” within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, that shall have the authority to determine the employees, officers, consultants and directors who shall be granted equity awards; the type of equity awards to be granted; the times when an equity awards shall be granted; the number of shares of our common stock to be subject to each equity awards; and other terms and conditions of the equity awards, including whether to restrict the sale or other disposition of an equity awards and, if so, to determine whether such contingencies and restrictions have been met and whether and under what conditions to waive any such contingency or restriction.

Eligibility

Our officers, directors, employees, and other persons that provide consulting services to us and our subsidiaries are eligible to participate in the Plan.

Award of Incentive Stock Options

The Plan Administrator may grant Incentive Stock Options to eligible participants, as the Plan Administrator may determine, in its sole discretion.  The Plan Administrator may not grant options to any employee during any calendar year under the Plan for the aggregate fair market value (determined at the time the option is granted) of the underlying shares of common stock that may be exercised for the first time in a particular calendar in excess of $100,000.  Exercise prices for such options granted shall be at least the fair market value of a share of our common stock on the grant date of the options, with a term not to exceed 10 years; provided, that exercise price of any options granted to a person that owns more than 10% of the combined voting power of all our classes of stock shall be at least 110% of the fair market value of a share of common stock on the grant date, with a term not to exceed five years.

Amendment of Plan

The Board of Directors, without further approval of the our stockholders, may amend the Plan from time to time in such respects as it may deem advisable, including, without limitation, in order that ISOs granted meet the requirements for “incentive stock options” under the Code or any change in applicable law, regulations, rulings or interpretations of any governmental agency or regulatory body.  No amendment shall be effective without the requisite prior or subsequent stockholder approval which would, with certain exceptions, increase the maximum number of shares of our common stock for which equity awards can be granted under the Plan, change the eligibility requirements to receive equity awards, or make any change for which applicable law, regulation, ruling or interpretation by the applicable governmental agency or regulatory authority requires stockholder approval.  No termination, suspension or amendment of the Plan shall adversely affect the rights of any equity awards holder under an equity awards without his prior consent.

Termination

No awards may be granted under the Plan after the tenth anniversary of the adoption of the Plan. The Board of Directors may suspend or terminate the Plan at any time.  No termination of the Plan will affect a recipient’s rights under outstanding awards without the recipient’s consent.

Federal Income Tax Aspects of the Plan

The following is a brief summary of the federal income tax aspects of awards that may be made under the Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules and does not describe a number of special tax rules, including the alternative minimum tax and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a holder may reside, nor does it reflect the tax consequences of a holder’s death. The tax consequences of awards under the Plan depend upon the type of award and if the award is to an executive officer, whether the award qualifies as performance-based compensation under Section 162(m) of the Code.

Incentive Stock Options

The recipient of an incentive stock option generally will not be taxed upon grant of the option. Federal income taxes are generally imposed only when the shares of stock from exercised incentive stock options are disposed of, by sale or otherwise. The amount by which the fair market value of the stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient’s liability for the alternative minimum tax. If the incentive stock option recipient does not sell or dispose of the stock until more than one year after the receipt of the stock and two years after the option was granted, then, upon sale or disposition of the stock, the difference between the exercise price and the market value of the stock as of the date of exercise will be treated as a capital gain, and not ordinary income. If a recipient fails to hold the stock for the minimum required time, at the time of the disposition of the stock, the recipient will recognize ordinary income in the year of disposition generally in an amount equal to any excess of the market value of the common stock on the date of exercise (or, if less, the amount realized or disposition of the shares) over the exercise price paid for the shares. Any further gain (or loss) realized by the recipient generally will be taxed as short-term or long-term gain (or loss) depending on the holding period. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Nonqualified Stock Options

The recipient of stock options not qualifying as incentive stock options generally will not be taxed upon the grant of the option. Federal income taxes are generally due from a recipient of nonqualified stock options when the stock options are exercised. The difference between the exercise price of the option and the fair market value of the stock purchased on such date is taxed as ordinary income. Thereafter, the tax basis for the acquired stock is equal to the amount paid for the stock plus the amount of ordinary income recognized by the recipient. We will generally be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Section 162(m)

Section 162(m) of the Code would render non-deductible to us certain compensation in excess of $1,000,000 received in any year by certain executive officers unless such excess is “performance-based compensation” or is otherwise exempt from Section 162(m), such as under the transition rule described above.  Assuming stockholder approval, grants of options and stock appreciation rights, and grants of restricted shares and stock units conditioned on attainment of one or more performance goals set forth in the Plan, may qualify as performance-based compensation and be exempt from Section 162(m).

Section 409A

Any deferrals made under the Plan, including awards granted under the Plan that are considered to be deferred compensation, must satisfy the requirements of Section 409A of the Code to avoid adverse tax consequences to participating employees. These requirements include limitations on election timing, acceleration of payments, and distributions. We intend to structure any deferrals and awards under the Plan to meet the applicable tax law requirements.

Stockholder Approval

The Plan shall be subject to approval by our stockholders within 12 months before or after the date the Plan is adopted.  The Board or Committee may grant ISOs under the Plan prior to approval of the Plan by the stockholders, but until such approval is obtained, no such Incentive Stock Options shall be exercisable.  In the event that stockholder approval of the Plan is not obtained within the twelve (12) month period provided above, all Incentive Stock Options previously granted under the Plan shall be exercisable as non Qualified Stock Options.

Item 6.  Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our financial condition. The discussion should be read in conjunction with our financial statements and notes thereto appearing in this prospectus. The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

Forward-Looking Statements

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read in conjunction with our financial statements and notes thereto appearing in this prospectus. The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. Our actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.

Overview

Our current business is the distribution of wine and spirit products manufactured in Armenia.  In the future we may add alcohol beverage products manufactured in other countries.

Our signature product is Marani Vodka Spirit, a premium vodka which is manufactured exclusively for us in Armenia. Marani Vodka Spirit is made from winter wheat harvested in Armenia, distilled three times, aged in oak barrels lined with honey and skimmed dried milk, then filtered twenty-five times. Bottling of the product occurs at the Eraskh distillery in Armenia. Our vodka was awarded the gold medal in the International Spirit Competition, held in San Francisco, California, in both 2004 and 2007, the 5 Diamond Award by the American Academy of Hospitality and Sciences in March 2008, and was officially launched in August 2006.

At this time, and management believes for the foreseeable future, all of the Company’s products will come from a single supplier, Erashk Winery, Ltd. The Company has an Exclusive Distribution Agreement with Erashk Winery Ltd., an Armenian manufacturer of wine and other spirits, to purchase, inventory, promote, and resell any of its products world-wide. The agreement was renewed on May 3, 2007, and continues until November 26, 2012 and is subject to automatic five (5) year renewals.

The Company is a client of Southern Wine & Spirits of America, Inc. ("Southern"), the largest alcoholic beverage distributor in the United States. Through Southern, the Company’s Marani Vodka Spirit is in retailers such as Ralphs, Safeway, Vons, Pavilions, and Dominicks, and in Southern California locations such as Ritz-Carlton Hotels, Marriott Hotels, Spago Restaurants and Lawry's Restaurants.

The Company intends to, and is currently in negotiations with, other distributors  to reach arrangements to maximize distribution of its products in the United States. The Company also is in the process of identifying appropriate distributors of Marani Vodka Spirit in Italy, Switzerland, Monaco, Germany, Mexico, and parts of Asia.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the financial statements are prepared. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 3 of the notes to financial statements.  Certain critical policies are presented below.

Stock Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. This pronouncement amends SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under SFAS No. 123(R), we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123(R) and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Common stock issued to non-employees in exchange for services is accounted for based on the fair value of the services received.

Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

 Results of Operations for the Year Ended June 30, 2008 Compared to Year ended   June 30 2007

Revenues

	2008	2007	$ Change	% Change
Revenues	$168,058	$173,663	$(5,605)	(3.2%)

The decrease in our revenues reflects ~~the change of core business, including~~ a major rebranding of the Marani Vodka Spirit product including a major new advertising campaign.  We plan to increase our revenues during 2008 - 2009 by developing and augmenting our internal sales force, securing additional distributors, expanding our product offering, increasing our volume per outlet and driving further penetration of our products into our current customer base.

Cost of Sales

	2008	% of Revenues	2007	% of Revenues	$Change	% Change
Product costs	$48,809	29.0%	$57,838	33.3%	$(9,029)	(15.6%)

The decreases in cost of sales and cost of sales as a percentage of revenues are the result of business efficiencies in the branding, marketing and distribution of wine and spirit products manufactured in Armenia.

Operating Expenses

	2008	% of Revenues	2007	% of Revenues	$ Change	% Change
Marketing & Advertising	$812,704	483.6%	$311,300	179.3%	$501,404	161.1%
General and administrative (Restated)	$2,624,566	1,561.7%	$298,956	172.1%	$2,325,610	777.9%
Stock Based Compensation (Restated)	$222,689	132.5%	$0	0.0%	$222,689

Total (Restated)	$3,659,959	2,177.8%	$610,256	351.40%	$3,049,703	499.7%

Marketing and Advertising

The increase in marketing and advertising expenses is the result of a major rebranding of the Marani Vodka Spirit product including a major new advertising campaign.  As a percentage of revenues, the high cost of marketing and expenses reflects our aggressive efforts to increase market share for our products in the United States from a small sales base.  We expect marketing and advertising expenses to increase as we continue to build the company infrastructure. We anticipate, however, that the expense as a percentage of revenue will be reduced due to revenue growth.

General and Administrative

Included in our general and administrative expenses are the addition of five employees, increased travel for market development and financing activities, increased compensation for our new executive management, increased accounts payable, accrued expenses and legal fees associated with the April 2008 merger transaction. Total general and administrative expenses are expected to increase as we continue to build the company infrastructure.  Subsequent to the changes caused by the 2008 merger transaction, however, we do not anticipate increased costs associated with management and expect a reduction in legal fees associated with routine business and compliance matters.  As such, management expects that our general and administrative expenses as a percentage of revenue will be reduced due to revenue growth, cost cutting efforts and the refinement of business operations.

Stock Based Compensation

The increase in stock based compensation is the result of our necessity to pay for services rendered to us with equity owing to cash flow constraints.  As revenues increase, we expect that the necessity for stock based compensation will decrease.

Other Income (Expense)

The direct offering expenses were booked in connection with the $1,130,923 cash paid, and $10,648,654 value of the common stock issued in payment of these expenses in connection with the merger transaction.

The increase in interest expense is primarily the result of our obligations under a long term SBA loan having a balance due at June 30, 2008 of $249,816, having an interest rate of 8.25%, and our accrual of interest on a short term note in the amount $80,495 having an interest rate of 15%.

Net Loss

We reported a net loss in 2008 of $15,336,813 compared with a net loss of $536,109 in 2007. There were several factors that gave rise to our losses in 2008 and 2007. Most significant is the 11,779,577 that we booked as direct offering expenses.  In addition, we had a significant increase in operating expenses in developing our administrative and operating infrastructure, developing new and existing sales channels and for our for marketing programs.  Marketing expenses included a major rebranding of our primary product, Marani Vodka Spirit, the costs of retention of an advertising agency, Juggernaut, and preparation and primary shooting of a major advertising campaign, a complete redesign of the Company’s web presence, hiring of a surveying firm to generate marketing data regarding the placement of our product, and other major expenses involved in the enhancement and positioning of the Marani brand. As a result, our current revenue volume has not been sufficient to recover all of our operating expenses. We anticipate that our operating expenses as a percentage of our sales will decrease in future periods as our revenues increase and our costs stabilize.

Loss per Common Share Applicable to Common Stockholders

Our basic loss per common share applicable to common stockholders in 2008 was $(0.12) compared with a basic loss per common share applicable to common stockholders in 2007 of $(0.01).  Because we experienced net losses in 2008 and 2007, all potential common share issuances resulting from the exercise of options and warrants would have an antidilutive impact on earnings per share; therefore, diluted loss per common share equals basic loss per common share for both years.

The weighted average common shares outstanding increased from 60,491,610 for the year ended 2007 to 130,290,491 for the year ended June 30, 2008.  The increase is attributed primarily to the issuance of our common stock in connection with (i) the MEI reverse merger, including the shares issued by the accounting acquiree to the accounting acquirer, (ii) additional equity financing activities contemporaneous with and subsequent to the merger, and (iii) the issuance of common stock for direct offering services.

Liquidity and Capital Resources

Working Capital Needs and Major Cash Expenditures

Our footnotes contain an explanatory paragraph that indicates that we have continuing losses from operations, and our working capital is insufficient to meet our planned business objectives. This report also states that, because of these losses, there is substantial doubt about our ability to continue as a going concern. This report and the existence of these recurring losses from operations may make it more difficult for us to raise additional debt or equity financing needed to run our business, and are not viewed favorably by analysts or investors. Furthermore, if we are unable to raise a significant amount of proceeds from private placements, public offerings or other financings, this may cause our cessation of business resulting in investors losing the value of their investment in us.

A major factor in the Company’s net losses, as set forth above, was the recent investments by the Company in expanded operations and a marketing campaign relating to its primary product, Marani Vodka Spirit. Management believes that these expenses are necessary to expand the business of the Company.

We currently have monthly working capital needs of approximately $156,000.  This amount is expected to increase in 2008-2009, primarily due to the following factors:

• continued expansion of our administrative and operational infrastructure in connection with anticipated increase in our business activities, and

• continued expansion of our marketing and sales programs.

External Sources of Liquidity:

During the year ended June 30, 2008, we received proceeds of $7,814,000 from the sale of common stock. In addition, we issued shares of our common stock in payment of

• $82,449 for services rendered by third parties,

• $140,240 for services rendered by Officers,

• $10,648,654 for direct offering services.

The balance of our cash and cash equivalents as of June 30, 2008 was $2,460,553.

To date, we have relied on funding from investors, our officers and directors, and our limited sales to fund operations. To date, we have generated little revenue and have extremely limited cash liquidity and capital resources. Our future capital requirements will depend on many factors, including our ability to market our products successfully, cash flow from operations, and our ability to obtain financing in the capital markets. Our business plan requires additional funding beyond our anticipated cash flow from operations. Consequently, although we currently have no specific plans or arrangements for financing, we intend to raise funds through private placements, public offerings or other financings. Any equity financings would result in dilution to our then-existing stockholders. Sources of debt financing may result in higher interest expense and may expose the Company to liquidity problems. Any financing, if available, may be on unfavorable terms. If adequate funds are not obtained, we may be required to reduce or curtail operations. We anticipate that our existing capital resources will be adequate to satisfy our operating expenses and capital requirements for approximately 6 months. However, this estimate of expenses and capital requirements may prove to be inaccurate.

Information about Our Cash Flows

Cash provided by (used in):	2008	2007	$ Change	% Change
Operating activities (Restated)	$(4,790,236)	$(502,773)	$(4,287,463)	852.8%
Investing activities (Restated)	$(2,329)	$-	$(2,329)
Financing activities (Restated)	$7,217,617	$536,590	$(6,681,027)	1,245.1%

Cash provided by or used in our operating, investing and financing activities is the result of increased operating costs after the April 2008 merger transaction.  The net increase in cash used in operating activities of $4,790,236 is due primarily to the increase in our net loss in 2008, which included $11,779,577 in direct offering costs associated with the merger transaction.  In addition, the net loss was attributable to a change in core business, and increased spending for marketing and operations by the Company, as set forth above. In addition, cash used by our operating activities increased as a result of changes in stock based compensation during 2008 by $222,689, compared to $0 for the same period in 2007.  Changes in accounts payable contributed to an increase in cash used by operating activities of $59,645 in 2008, as compared to contributing to an increase of $42,660 for 2007.  Changes in accrued expenses contributed to a decrease in cash used by operating activities of $214,046 for 2008, as compared to contributing to a decrease of $50,149 for 2007.  Cash flows generated by our operating activities were inadequate to cover our cash disbursement needs for the year ended June 30, 2008, and we had to rely on private placement financing to cover operating expenses.

Cash used in the year ended June 30, 2008 in our investing activities was $2,329 for purchase of property and equipment, compared to $0 for the same period in 2007.

Net cash provided by our financing activities for the year ended June 30, 2008 was $7,217,617.  Net cash provided by financing activities for the same period in 2007 was $536,590, for a net increase of $6,681,027.  The increase in 2008 is mainly attributable to proceeds received from the sale of our common stock of $7,814,000.

These financial numbers as reported include both the pre-merger ~~operations of FFBI~~ and the post-merger operations of Marani Spirits, Inc.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Effects of Inflation

We believe that inflation has not had any material effect on our net sales and results of operations.

Item 7 Financial Statements

The consolidated financial statements for the years ended June 30, 2008 and 2006 are contained on Pages F-1 to F-25 that follow.

Item 8 Changes in and Disagreements with Accountants and Accounting Financial Disclosures

None

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of June 30, 2008. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

We have conducted a re-review Items 307 and 308(a) of Regulation S-K, and Rule 13a-15, as well as the Commission’s Final Rule “Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” in connection with the effectiveness of our Disclosure Controls and Procedures and Internal Controls over Financial Reporting as of the end of the 2008 fiscal year and any remediation plans that have or will be initiated, as applicable.

Based on that evaluation and review, the Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2008, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a – 15(f).  Management conducted an assessment as of June 30, 2008 of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on that evaluation, management concluded that our internal controls over financial reporting were not effective as of June 30, 2008, based on criteria in Internal Control – Integrated Framework issued by the COSO.

For the year ended June 30, 2008, we identified certain material weaknesses of the effectiveness of our internal controls over financial reporting for which we are implementing remedial procedures, as follows:

Material Weakness

We have examined our financial and transactional information collection processes, and have determined that, where events during the reporting period have delayed the collection process and the immediate “closing” of our financial position for the reporting period, we have not had appropriate time to make effective decisions regarding the accuracy of our required disclosures.  Specifically, the Form 10-KSB for the year ended June 30, 2008 was our first report subsequent to the April 2008 merger transaction, which transaction represented a change for the Company and its management in the acquiring company’s fiscal year from a calendar year to a June 30 fiscal year. The proximity of the merger transaction to our new fiscal year end resulted in insufficient time to close our fourth quarter books or to enable management to fully analyze the transaction and its impact on the Company’s financial reporting and disclosures.  The impact of the foregoing resulted in management’s incorrect view that the accounting treatment of the merger transaction in our Form 10-KSB for the June 30, 2008 year end was appropriate

Remediation

Based on the review and analysis set forth above, we have concluded that our controls and procedures needed to be revised to ensure that the information required to be disclosed by us in the reports we file is timely accumulated and communicated to management to allow for considered and appropriate decisions regarding both the collection of information and an analysis of the accounting treatment afforded the information collected. .  In response to this conclusion, we have designed and implemented processes of collecting financial and transactional information on a more expeditious and priority basis, with the goal of “closing” our quarterly and annual financial positions to allow for the timely analysis, review and audits by our auditors, and management’s decisions regarding our required informational and accounting treatment disclosures.

These processes include the calendaring of target dates for the following:

• collection of financial information
• analysis of the completeness of information collected
• review and analysis of debt
• review and analysis of assets
• review and analysis of revenues
• review and analysis of expenses, by category
• review and analysis of our statement of equity
• finalization of general ledger and subsidiary reports for the reporting period
• reconciliation of reports
• review and analysis of events subsequent to the closing of the last reporting period, and
• preparation of preliminary and final financial statements for review or audit by our auditors

These processes will also include where appropriate the increased and early utilization of accounting and legal service providers to resolve any matters concerning disclosure or accounting issues.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the control procedure may deteriorate.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

Changes in internal controls

We have designed and implemented processes of collecting financial and transactional information on a more expeditious basis with the goal of “closing” our quarterly and annual financial positions to allow for timely analysis, review and audits by our auditors and management decisions regarding our required disclosure..

Item 8B. Other Information

None

PART II

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act

The directors, executive officers and significant employees as of June 30, 2008, are as follows. Our directors are elected at each annual meeting and serve until their successors are elected.

Name	Age	Position with Company	Year Appointed
Margrit Eyraud	46	Chief Executive Officer and Director	2008
Ani Kevorkian	44	Chief Financial Officer and Director	2008
Ara Zartarian	39	Chief Operating and Director	2008

The experience and background of our directors, executive officers and significant employees follows:

Margrit Eyraud served as our Chairman of the Board, President, and Chief Executive Officer. She commenced her employment as the Chief Executive Officer of MEI since its formation in 2001. Previously, she was an Assistant Controller at Superba, Inc. (1996 to 2002), Controller at Rampage Closing and Vice President of Credit at Authentic Fitness Warnaco, Inc. (1992 to 1996), and Chief Financial Officer at Aheam Machine Distribution (1989 to 1992). Ms. Eyraud earned Bachelors in Business Administration at the University of LaVerne.  Ms. Eyraud resigned as our chief Executive Officer and President, effective October 1, 2008.

Ara Zartarian currently serves as our Chief Executive Officer, President, Chief Operating Officer, and Secretary. He has been an officer and director of MEI since its formation in 2001. Previously, he was a partner in the collections firm of Zartarian & Ginocchio Collections. Mr. Zartarian earned his Bachelors degree from Loyola Marymount University (Los Angeles) and his Juris Doctorate from Western State University College of Law.

Ani Kevorkian serves as our Executive Vice President, Chief Financial Officer, and Treasurer. She has been an officer and director of MEI since its formation in 2001. Previously, she was an Assistant Director at the International Institute for Municipal Clerks (1994 to 2002) and an Operations Manager at the Michelin Tire Company (1988 to 1993). Ms. Kevorkian earned her Bachelor in Business Management from the University of Phoenix.

Significant Employees

We have not identified any employee who is not an executive who is expected to make a significant contribution to the business.

Family Relationships

All three of our executive officers named above are siblings.

Legal Proceedings

We are not involved in any legal proceedings. To the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company.

None of our directors, executive officers or nominees for such office have been involved in any legal proceedings related to bankruptcy of an entity where they held such positions; nor charged or convicted in any criminal proceedings; nor subject to any order, judgment, or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities; nor found in any manner whatsoever to have violated a federal or state securities or commodities law.

None of our officers or directors has:

• had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer at the time of the bankruptcy or within two years prior to that time;

• been convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

• been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently  or  temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

• been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission to have violated a federal or state securities or commodities law, where the judgment has not been reversed, suspended or vacated.

Material Changes to Nomination Procedures

We have not adopted procedures by which security holders may recommend nominees to our Board of Directors.

Audit Committee and Audit Committee Financial Expert

We do not have a separately constituted standing audit committee or a committee performing similar functions.  Our entire Board of Directors acts as our audit committee.

We do not have an audit committee financial expert serving on our audit committee.  We are a small company with limited revenues for the year ended June 30, 2008.  In these circumstances, we have had difficulty attracting a qualified director that could serve as our audit committee financial expert.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of our Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, the following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during our fiscal year ended June 30, 2008:

Purrell Partners LLC 2224 Main Street Santa Monica, CA 90405	Beneficial Owner of more than ten percent of our common stock registered under Section 12 of the Exchange Act	Failed to file Form 13

Item 10. Executive Compensation

Summary Compensation Table

The following table sets forth the compensation earned during the last fiscal year by our top three highest paid executive officers:

	Principal Position			**All Other Compensation
Name		Year Ended	*Salary $		***Total
Margrit Eyraud	CEO	6-30-2008	180,000	12,144	192,144
Ani Kevorkian	CFO	6-30-2008	177,000	12,144	189,144
Ara Zartarian	COO	6-30-2008	178,000	16,008	194,008

*	Salary reported on an annualized basis.

**
Includes, on an annualized basis, a monthly allowance for (i) automobile: $650.00 for each officer listed in this table, (ii) medical insurance: $362 each for Margrit Eyraud and Ani Kevorkian, and (iii) medical insurance: $684 for Ara Zartarian.

***	No employee received a bonus, stock awards, option awards or deferred compensation earnings.

Outstanding Equity Awards

We did not grant or issue any equity awards or rights to equity awards to any of our officers or employees during our fiscal year ended June 30, 2008.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of our company’s common stock, and the relationship of each owner to the Company, as of June 30, 2008 as to:

• each person known to beneficially own more than 5% of our issued and outstanding common stock
• each of our directors
• each executive officer
• all directors and officers as a group

The following conditions apply to all of the following tables:

• except as otherwise noted, the named beneficial owners have direct ownership of the stock and have sole voting and investment power with respect to the shares shown
• the class listed as "common" includes the shares of common stock underlying the Company’s issued convertible preferred stock, options and warrants

Beneficial Owners

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Purrell Partners LLC 2224 Main Street Santa Monica, CA 90405	42,594,616(2)	25% (4)
Common	Margrit Eyraud c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605 Officer and Director	35,333,330 (3)	20.81% (4)
Common	RBC Dexia Investor Services Bank S.A. Luxembourg c/o Bank Julius Baer & Co. Ltd Hohlstrasse 602, Zurich, Switzerland, CH-8010 Investor	14,000,000	8.24%(4)
Common	Ani Kevorkian c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605 Officer and Director	18,203,340 (3)	10.72% (4)
Common	Ara Zartarian c/o 13152 Raymer Street, Suite 1A North Hollywood, CA 91605 Officer and Director	10,843,330 (3)	6.39% (4)

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of June 30, 2008 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)	As a group including Zoltar Investments Ltd; Dojo Enterprises, LLC; Parkway, LLC; Grecian, LLC; Ford Group, LLC; Route 32 LLC; Purrell Partners LLC
(3)	Common Stock shares issued in connection with merger April 2008.

(4)	Percentage calculated based on 169,743,752 shares of common stock issued and outstanding

Management Owners

Title of Class	Name and Address of Management Owner	Amount and Nature of Ownership (1)		Percent of Class (3)
Common	Margrit Eyraud c/o 13152 Raymer Street North Hollywood, CA 91605	35,333,330	(2)	20.81%
Common	Ani Kevorkian c/o 13152 Raymer Street North Hollywood, CA 91605	18,203,340	(2)	10.72%
Common	Ara Zartarian c/o 13152 Raymer Street North Hollywood, CA 91605	10,843,330	(2)	6.39%
Total		64,380,000	(2)	37.92%

(1)
Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of June 30, 2008 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)	Common Stock shares issued in connection with merger April 2008.

(3)	Percentage calculated from base of 169,743,752 shares of common stock issued and outstanding.

There currently are no arrangements that may result in a change of ownership or control.

Item 12. Certain Relationships and Related Transactions, Director Independence

Certain Relationships and Related Party Transactions

We did not engage in any business relationship or activities with employees, officers, directors or affiliates during our fiscal year ended June 30, 2008, other that with respect to their employment positions and duties performed on our behalf; nor, to the best of our knowledge do any our employees, officers, directors or affiliates have an interest in any person, entity or third party with which we conduct business activities.

Director Independence

Our board has positions for three (3) directors that are elected annual meetings of our shareholders.  Our Board of Directors does not meet appropriate standards of independence.  In determining independence, the board will consider the definition of “independent director” in the listing standards of the Nasdaq Stock Market.  Under this definition, none of our current directors is considered independent.

Item 13.  Exhibits

Exhibit Number	DESCRIPTION
2.1	Agreement and Plan of Merger dated April 4, 2008, filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.
3.1	Articles of Incorporation of Elli Tsab, Inc. filed July 31, 2001, filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.
3.2
Certificate of Amendment of Articles of Incorporation filed April 15, 2004, changing name to Patient Data Corporation, filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.

3.3
Certificate of Amendment of Articles of Incorporation filed January 13, 2005, changing name to Fit for Business International, Inc. , filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.

3.4
Certificate of Amendment of Articles of Incorporation filed March 10, 2008, changing name to Marani Brands, Inc. and effectuating reverse stock split , filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.

3.5	By-Laws filed on August 1, 2005with Amendment No. 3 to Form SB-2 registration statement, incorporated herein by reference.
4.1	Form of Warrant Agreement for Investors, filed with the SEC on April 14, 2008 in our Form 8-K, incorporated herein by reference.
10.1	Employment Agreement for Margrit Eyraud, filed with the SEC on April 14, 2008 as an exhibit to Form 8-K, incorporated herein by reference.
10.2	Employment Agreement for Ara Zartarian, filed with the SEC on April 14, 2008 as an exhibit to Form 8-K, incorporated herein by reference.
10.3	Employment Agreement for Ani Kevorkian, filed with the SEC on April 14, 2008 as an exhibit to Form 8-K, incorporated herein by reference.
10.4	2008 Stock Option Plan filed with the SEC on May 21, 2008 as an exhibit to Form S-8, incorporated herein by reference.
10.5	Exclusive Distribution Agreement with Eraskh Winery Ltd., dated November 27, 2002, filed with the SEC on April 14, 2008 as an exhibit to Form 8-K, incorporated herein by reference.
10.6	Amendment to Exclusive Distribution Agreement with Eraskh Winery Ltd., dated November 13, 2007, filed herewith.
10.7	Letter of Intent to Purchase Eraskh Winery Ltd., dated December 15, 2007, filed herewith.
10.8	Credit Line Agreement
31.1	Certification of CEO, Rules 13a-14(a) & 15d-14(a), filed herewith
31.2	Certification of CAO, Rules 13a-14(a) & 15d-14(a) filed herewith
32.1	Certifications of CEO, 18 U.S.C. Sec. 1350, filed herewith
32.2	Certifications of CFO, 18 U.S.C. Sec. 1350, filed herewith
99.1	Current Report on Form 8-K, re: Management Changes, as filed with the SEC on October 7, 2008, incorporated herein by reference

Item 14. Principal Accountant Fees and Services

Audit Fees and Audit Related Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of our annual financial statements and review of financial statements included in our Forms 10-KSB were $39,850 and $25,503, respectively, for the years ended June 30, 2008 and 2007.  There were no audit related fees for these periods.

Audit Committee Pre-Approval Policies

Our Board of directors, functioning as our audit committee, makes reasonable inquiry as to the independence of our principal auditors based upon the considerations set forth in Rule 2-01 of Regulation S-B, including the examination of representation letters furnished by the principal accountant.  The audit committee has not approved any services beyond those required for the audit of our annual financial statements, review of financial statements included in our Forms 10-KSB and preparation of corporate tax returns.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

MARANI BRANDS, INC.

Date: October ** 13, 2009
By_____________________________
Margrit Eyraud
Chief Executive Officer, President
Chairman

Date: October **, 2009
By _____________________________
Ani Kevorkian
Chief Financial Officer
Principal Accounting Officer
Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF MARANI BRANDS, INC.

We have audited the accompanying consolidated balance sheet of Marani Brands, Inc. and Subsidiaries as of June 30, 2008 and 2007, and the related consolidated statements of operations, stockholders equity and cash flows for the periods then ended.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marani Brands, Inc. and Subsidiaries at June 30, 2008 and 2007 and the results of its’ consolidated operations and its’ consolidated stockholders equity and consolidated cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

As referred to in Note 15 to the financial statements, the company has restated these financial statements for a correction of an error.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company's viability is dependent upon its ability to obtain future financing and the success of its future operations. These factors raise substantial doubt as to the Company's ability to continue as a going concern. Management's plan in regard to these matters is described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Gruber & Company, LLC Saint Louis, Missouri

October 12, 2009 (Restated)

Marani Brands, Inc. and Subsidiaries
Consolidated Balance Sheet
RESTATED

	June 30,
	2008	2007
Assets
Current Assets
Cash & Equivalents	$2,460,663	$35,611
Accounts Receivable	29,661	16,261
Inventory	77,307	78,018
Total Current Assets	2,567,631	129,890

Property & Equipment, Net	5,510	4,640
Deposits	35,255	10,255

Total Assets	$2,608,396	$144,785

Liabilities & Stockholders' Equity (Deficit)
Current Liabilities
Accounts Payable	$260,894	$178,961
Accrued Expenses	94,063	38,036
Accrued Derivative Liability	-	104,135
Notes Payable	80,495	204,355
Notes Payable Related Party	-	251,160
Total Current Liabilities	435,452	776,647

Non-Current Liabilities
Notes Payable	249,816	249,816
Total Non-Current Liabilities	249,816	249,816

Total Liabilities	$685,268	1,026,463

Commitments & Contingencies	-	-

Stockholders' Equity (Deficit)
Common Stock, $0.001 par value, 300,000,000 shares
authorized; 169,743,752 and 71,520,000 shares issued and outstanding, respectively	$169,744	$71,520
Additional Paid-in Capital	19,427,799	840,680
Accumulated Deficit	(17,674,415)	(1,793,878)
Total Stockholders' Equity (Deficit)	1,923,128	(881,678)

Total Liabilities & Stockholders' Equity (Deficit)	$2,608,396	$144,785

The accompanying notes are an integral part of these financial statements

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Operations
RESTATED

	For the Twelve Months Ended
	June 30,
	2008	2007

Sales	$168,058	$173,663

Cost of Sales	48,809	57,838

Gross Profit	119,249	115,825

Operating Expenses
Marketing and Sales Promotion	812,704	311,300
General & Administrative	2,847,255	298,956
Total Operating Expenses	3,659,959	610,256

Operating Income (Loss)	$(3,540,710)	$(494,431)

Other Income (Expense)
Other Income	-	4,040
Direct Offering Costs	(11,779,577)	-
Interest Income	10,471	-
Interest Expense	(161,132)	(45,718)
Derivative Expense	104,135	-
Total Other Income (Expense)	(11,826,103)	(41,678)

Net Income (Loss) Before Income Taxes	$(15,366,813)	$(536,109)

Provision for Income Taxes	-	-

Net Income (Loss)	$(15,366,813)	$(536,109)

Net Income per Share
Basic	$(0.12)	$(0.01)
Diluted	$(0.12)	$(0.01)

Number of Shares Used in Per Share Calculations
Basic	130,290,491	60,491,610
Diluted	130,290,491	60,491,610

The accompanying notes are an integral part of these financial statements

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)
RESTATED

	Common Stock
	Number of Shares	Par Value ($0.001) Amount	Additional Paid-In-Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at June 30, 2006	55,160,000	$55,160	$448,040	$(1,257,769)	(754,569)
Common Stock Issued to Investors for Cash	16,360,000	16,360	392,640	-	409,000
Net Loss	-	-	-	(536,109)	(536,109)
Balance at June 30, 2007	71,520,000	$71,520	$840,680	$(1,793,878)	$(881,678)
Common Stock Issued to Investors for Cash	41,179,121	41,179	7,772,821	-	7,814,000
Common Stock Issued to Officers for Services	11,686,670	11,687	128,553	-	140,240
Common Stock Issued for Services	1,281,797	1,282	81,167	-	82,449
Recapitalization for Reverse Merger-FFBI Shares	937,339	937	(937)	-	-
Common Stock Issued for Direct Offering Costs	43,138,825	43,139	10,605,515	-	10,648,654
Negative Equity of FFBI charged to Retained Earnings	-	-	-	(513,724)	(513,724)
Net Loss	-	-	-	(15,366,813)	(15,366,813)
Balance at June 30, 2008	169,743,752	$169,744	$19,427,799	$(17,674,415)	$1,923,128

The accompanying notes are an integral part of these financial statements

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
RESTATED

	For the Year Ended June 30,
	2008	2007
Cash Flows from Operating Activities
Net Income (Loss)	$(15,366,813)	$(536,109)

Adjustments to reconcile net loss to net cash used in operating activities:

Stock Based Compensation	222,689	-
Derivative Expense	(104,135)	3,236
Common Stock Issued for Direct Offering Costs	10,648,654	-
Depreciation & Amortization	1,459	1,459

Changes in operating assets and liabilities:
Accounts Receivable	(13,400)	3,274
Inventory	711	32,856
Deposits	(25,000)	-
Other	-	-
Accounts Payable	59,645	42,660
Accrued Expenses	(214,046)	(50,149)

Net Cash Used in Operating Activities	(4,790,236)	(502,773)

Cash Flows from Investing Activities
Property and Equipment	(2,329)	-

Net Cash Used in Investing Activities	(2,329)	-

Cash Flows from Financing Activities
Notes Payable	(327,739)	102,860
Notes Payable Related Parties	(268,644)	24,730
Common Stock Issued for Cash	7,814,000	409,000

Net Cash Provided by Financing Activities	7,217,617	536,590

Net Increase (Decrease) in Cash	2,425,052	33,817

Cash Beginning of Period	35,611	1,794

Cash End of Year	$2,460,663	$35,611

Supplemental Disclosure of Cash Flow Information:
Cash Paid during the period for interest	$161,132	$45,718
Cash Paid during the period for income taxes	800	800

The accompanying notes are an integral part of these financial statements

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Note 1 – Organization, Business & Operations

History

The Company was incorporated in Nevada on May 30, 2001, under the name Elli Tsab, Inc., which was subsequently changed to Patient Data Corporation, and thereafter to Fit for Business, Inc.  On March 10, 2008, the Company changed its name from Fit for Business, Inc. to Marani Brands, Inc.  On March 31, 2008, the common stock underwent a 1-for-250 reverse stock split, and commenced trading on the Over the Counter Bulletin Board under the new symbol “MRIB”.

Merger (see Note 4)

On March 11, 2008, the Company formed FFBI Merger Sub Corp., a California corporation, as its wholly-owned subsidiary.  FFBI Merger Sub Corp. was formed by the Company for purpose of effectuating a merger transaction by and among the Company and FFBI Merger Sub Corp., on the one hand, and a California corporation known as Margrit Enterprises International, Inc. “(MEI”), on the other hand.

On April 4, 2008, the Company, FFBI Merger Sub Corp. and MEI executed, and on April 7, 2008 the parties closed, a three party Merger Agreement.

The acquisition of MEI by the Company was completed by the merger of the Company’s wholly-owned subsidiary, FFBI Merger Sub Corp. with and into MEI, with MEI remaining as the surviving entity and wholly-owned subsidiary of the Company.    The net effect of these transactions is a reverse merger of the Company with MEI.  MEI subsequently changed its name to Marani Spirits, Inc., and continues to be the operational arm of the Company.

Business and Products

Prior to the Company’s acquisition of MEI, our only business was that of its wholly-owned subsidiary, Fit for Business (Australia) Pty Limited, which is engaged in the development of overall wellness programs for the workplace in Australia.

Subsequent to the merger transaction with MEI, the Company’s primary business is the distribution of wine and spirit products manufactured in Armenia. In the future the Company may add alcohol beverage products manufactured in other countries.

Reverse Stock Split

Effective March 31, 2008, the Company’s common stock underwent a 1-for-250 reverse stock split. The Company retained the current par value of $0.001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per share amounts, and stock options data of the Company’s common stock have been restated to reflect the effect of the reverse stock split for all periods presented.

Note 2 - Going Concern and Management's Plans

The accompanying consolidated financial statements have been prepared in conformity with generally accepted   accounting principles which contemplate continuation of the Company as a going concern. However, as of June 30, 2008, the Company has an accumulated deficit of $17,674,415 and incurred a net loss for the year ended June 30, 2008 of $15,366,813. The Company’s current business plan requires additional funding beyond its anticipated cash flows from operations. These and other factors raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to raise additional capital and achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Note 3 - Summary of Significant Accounting Policies

Recapitalization

The capital structure of the consolidated enterprise is that of MEI due to reverse recapitalization accounting. The financial statements presented are a continuation of MEI, the accounting acquirer, and not FFBI, the accounting acquiree. The recapitalization and capital structure is now different than that appearing in historical financial statements for FFBI.

 Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Marani Brands, Inc. and its wholly subsidiaries Marani Spirits, Inc. and Great Hawk, Inc. (collectively the “Company”). All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a weighted-average basis, which approximates the first-in, first-out method; market is based upon estimated replacement costs. Costs included in inventory primarily include finished spirit products and packaging.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Property & equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over useful lives of 3 to 10 years. The cost of assets sold or retired and the related amounts of accumulated depreciation are removed from the accounts in the year of disposal. Any resulting gain or loss is reflected in current operations. Assets held under capital leases are recorded at the lesser of the present value of the future minimum lease payments or the fair value of the leased property. Expenditures for maintenance and repairs are charged to operations as incurred.

Impairment of long-lived assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. SFAS 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Basic and Diluted Net Income per Share

Basic earnings per share is calculated using the weighted-average number of common shares outstanding during the period without consideration of the dilutive effect of stock warrants and convertible notes. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding during the period after consideration of the dilutive effect of stock warrants and convertible notes.

Due to the reverse recapitalization transaction, for purposes of computing earnings per share:

•
For the year ended June 30, 2008, the number of shares outstanding from July 1, 2007 to April 4, 2008 (the period from the beginning of the fiscal year to the date of the recapitalization) was 100,000,000 shares (the number of shares issued by the shell company to the operating entity). From April 5, 2008 to June 30, 2008 (the period from the date of the recapitalization to the end of the most recent fiscal year) the number of shares used in the calculation of earnings per share were the actual weighted number of shares of the combined entity outstanding during that period.

•
For the year ended June 30, 2007, the number of shares outstanding was the income of the legal acquiree (MEI) attributable to common shareholders (100%), multiplied by the legal acquiree’s historical weighted average number of common shares outstanding (6,049,161),  multiplied by the exchange ratio established in the acquisition agreement (10:1).

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment. This pronouncement amends SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that companies account for awards of equity instruments issued to employees under the fair value method of accounting and recognize such amounts in their statements of operations. Under SFAS No. 123(R), we are required to measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in our consolidated statements of operations over the service period that the awards are expected to vest.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123(R) and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". Common stock issued to non-employees in exchange for services is accounted for based on the fair value of the services received.

Fair value of financial instruments

Statement of Financial Accounting Standard No. 107, Disclosures about Fair Value of Financial Instruments, requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Revenue recognition

Sales of products and related costs of products sold are recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectability is reasonably assured. These terms are typically met upon shipment of finished spirit products to the customer.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Shipping and Handling

In accordance with Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, we include shipping fees billed to customers in net revenues and do not bill customers for handling. Amounts incurred by us for freight are included in cost of goods sold.

Allowance for doubtful accounts

We provide an allowance for estimated uncollectible accounts receivable balances based on historical experience and the aging of the related accounts receivable. As of June 30, 2008 the Company has reserved $0 for doubtful accounts.

Advertising

The Company expenses advertising costs as incurred. Advertising costs for the year ended June 30, 2008 and 2007 was $180,071 and $41,344, respectively.

Income Taxes

The Company accounts for income taxes using the liability method as required by Statement of Financial Accounting Standards ("FASB") No. 109, Accounting for Income Taxes ("SFAS 109"). Under this method, deferred tax assets and liabilities are determined based on differences between their financial reporting and tax basis of assets and liabilities. The Company was not required to provide for a provision for income taxes for the periods ended June 30, 2008 and 2007, as a result of net operating losses incurred during the periods. As of June 30, 2008, the Company has available approximately $17,700,000 of net operating losses ("NOL") available for income tax purposes that may be carried forward to offset future taxable income, if any. These carryforwards expire in various years through 2026. At June 30, 2008, the Company has a deferred tax asset of approximately $7,000,000 relating to the Company's net operating losses. The Company's deferred tax asset has been fully reserved by a valuation allowance since realization of its benefit is uncertain. The Company's ability to utilize its NOL carryforwards may be subject to an annual limitation in future periods pursuant to Section 382 of the Internal Revenue Code of 1986, as amended. In addition, other limitations may be imposed by the Code by virtue of the merger outlined in Note 4.

The provision for income taxes using the federal and state tax rates as compared to the Company's effective tax rate is summarized as follows:

	June 30,
	2008	2007

Statutory Federal Tax (Benefit) Rate	-34.00%	-34.00%
Statutory State Tax (Benefit) Rate	-5.83%	-5.83%
Effective Tax (Benefit) Rate	-39.83%	-39.83%

Valuation Allowance	39.83%	39.83%

Effective Income Tax	0.00%	0.00%

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Significant components of the Company's deferred tax assets at June 30, 2008 and 2007, are as follows:

	June 30,
	2008	2007

Net Operating Loss Carryforward	$7,039,719	$714,502

Valuation Allowance	(7,039,719)	(714,502)

Net Deferred Tax Asset	$-	$-

Research and development costs

Expenditures for research & development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility is established. The Company incurred no research and development costs for the years ended June 30, 2008 and 2007.

Reclassifications

Certain items in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current period’s presentation. These reclassifications have no effect on the previously reported income (loss).

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (FAS 141(R)). This statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. FAS 141(R) is effective for fiscal years beginning after December 15, 2008. We will adopt FAS 141(R) no later than the first quarter of fiscal 2010 and are currently assessing the impact the adoption will have on our financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160. Noncontrolling Interests in Consolidated Financial Statements (FAS 160). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning after December 15, 2008. We will adopt FAS 160 no later than the first quarter of fiscal 2010 and are currently assessing the impact the adoption will have on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities , which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. This statement requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than the first quarter of fiscal 2009. We are currently assessing the impact the adoption of SFAS No. 159 will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) . SFAS No. 158 requires company plan sponsors to display the net over or under-funded position of a defined benefit postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or actuarial gains/losses reported as a component of other comprehensive income in shareholders’ equity. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. We adopted the recognition provisions of SFAS No. 158 as of the end of fiscal 2007. The adoption of SFAS No. 158 did not have an effect on the Company’s financial position or results of operations.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements . SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of SFAS No. 157 may change current practice for some entities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will adopt SFAS No. 157 in the first quarter of fiscal 2009. We are currently assessing the impact that the adoption of SFAS No. 157 will have on our financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48). This interpretation clarifies the application of SFAS No. 109, Accounting for Income Taxes , by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, but earlier adoption is permitted. The Company is in the process of evaluating the impact of the application of the Interpretation to its financial statements.

Note 4 – Merger

On March 11, 2008, the Company formed FFBI Merger Sub Corp., a California corporation, as its wholly-owned subsidiary.  FFBI Merger Sub Corp. was formed by the Company for purpose of effectuating a merger transaction by and among the Company and FFBI Merger Sub Corp., on the one hand, and a California corporation known as Margrit Enterprises International, Inc. “(MEI”), on the other hand.

On April 4, 2008, the Company, FFBI Merger Sub Corp. and MEI executed, and on April 7, 2008 the parties closed, a three party Merger Agreement, which the parties implemented follows:

Merger of FFBI Merger Sub Corp. and MEI

•	By virtue of this statutory merger, the separate corporate existence of FFBI Merger Sub Corp. ceased, with MEI remaining as the surviving corporation.

•
The shares of FFBI Merger Sub Corp. held by the Company pre merger were converted into the shares of MEI and, post merger, the MEI conversion shares remain outstanding and continue to be held by the Company as shares of MEI

•
Since MEI was a company with an ongoing business, and since FFBI Merger Sub Corp. had no business operations and ceased to exist as a separate corporate entity, this merger transaction constituted a “forward merger”

Reverse Merger MEI and Marani Brands, Inc. (the Company)

•
Contemporaneous with the MEI – FFBI Merger Sub merger described above, MEI merged with the Company in a reverse merger.  In this reverse merger, each share of MEI common stock held by its stockholders was automatically exchanged for shares of the Company, determined by a 10 for 1 exchange ratio

•
The Company issued 100,000,000 shares of its common stock to the stockholders of MEI in the exchange transaction set for the above, and the 10,000,000 shares of MEI then held by the Company as a result of the exchange transaction were cancelled.

•
The Company thereby holds 100% of the shares of MEI by virtue of the Company’s ownership of the MEI shares that it obtained as part of the merger of FFBI Merger Sub Corp. and MEI, which shares now represent all of the issued and outstanding shares of MEI.

•	On April 7, 2008, the Company sold its entire interest in its subsidiary, Fit For Business (Australia) Pty Limited ("FFB Australia"), to its former Chief Executive Officer.

•
Since MEI operated an ongoing business and since the Company had pre merger business operations that were not pursued by the Company post merger, this merger transaction constituted a “reverse merger”.

•	By virtue of this “reverse merger,” both MEI and the Company continue to have a separate existence, with MEI becoming a wholly owned subsidiary of the Company.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Under the Merger Agreement, as additional consideration for the merger transactions, the Company issued, at Closing, the following: (i) 42,594,616 shares of the Company’s common stock to Purrell Partners, LLC, or its assigns (the "Purrell Group") and (ii) a Warrant to purchase 10,000,000 shares of the Company’s common stock at an exercise price of $0.10 per share to the Purrell Group.

Following the Closing, the Company, in a private placement to investors, issued an aggregate of 15,120,000 shares of common stock, along with warrants to purchase an additional 15,120,000 shares of common stock at $0.35 per share.

On April 7, 2008, the Company exercised its option under the Subsidiary Acquisition Option Agreement, that was entered into in connection with the December 31, 2007 Stock Purchase Agreement, to sell its entire interest in its subsidiary, Fit For Business (Australia) Pty Limited ("FFB Australia"), to its former Chief Executive Officer, Mark Poulsen. Under the terms of this Agreement, if Mr. Poulsen complied with certain information and document requirements then no later than May 15, 2008, Mr. Poulsen will receive the Company’s entire interest in FFB Australia in exchange for Mr. Poulsen forfeiting his right to 250,000 shares of the Company’s common stock that he was otherwise entitled to receive in the event of a restructuring transaction and merger occurring prior to February 2009. Pursuant to the exercise of the Company’s options, FFB Australia was sold to Mr. Poulsen. As the FFB Australia subsidiary was not operational and had no tangible assets or liabilities at the time this agreement was exercised, and the exchange was for the forfeiture of Mr. Poulsen's right to receive 250,000 common shares, it was determined that no gain on this nonmonetary exchange should be recorded.

Recapitalization

The capital structure of the consolidated enterprise is that of MEI due to reverse recapitalization accounting. The financial statements presented are a continuation of MEI, the accounting acquirer, and not FFBI, the accounting acquiree. The recapitalization and capital structure is now different than that appearing in historical financial statements  for FFBI.

Note 5 - Inventories

At June 30, 2008 and 2007, inventories are comprised of bottles/cases of Marani Vodka, and other various spirits, available for resale totaled $77,307 and $79.502, respectively.

Note 6 - Property and Equipment

At June 30, 2008 and 2007, property and equipment is comprised of the following:

	June 30,
	2008	2007

Property & Equipment	$6,969	$64,666

Less: Accumulated Depreciation	(1,459)	(31,804)

Net Property & Equipment	$5,510	$4,640

During the years ended June 30, 2008 and 2007, the Company recorded depreciation and amortization expense of $1,459 and $1,459, respectively.

Note 7 – Accrued Expenses

At June 30, 2008 and 2007, accrued expenses consist of the following:

	June 30,
	2008	2007

Accrued Payroll and Taxes	$31,266	17,855
Credit Cards Payable	6,318	20,181
Accrued Audit Fees	15,000	-
Accrued Legal Fees	25,000	-
Other Accrued Expenses	16,479	-
Total Accounts Payable and Accrued Expenses	$94,063	$38,036

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Note 8 – Notes Payable

The Company is obligated to a bank for an SBA loan. Terms indicate that the balance of $249,816 is due and payable in full in September of 2010. Interest is accrued and paid monthly at 8.25%. This note is classified as long term.

The Company is also obligated to Searchlight Financial for a short term note totaling $80,495. This obligation is in dispute, but is being recorded with interest at 15%.

Note 9 – Convertible Debentures

On December 18, 2007, MEI issued a one year Convertible Debentures to investors in a private placement, in the aggregate amount of $3,500,000. Upon the completion of the merger the entire principal balance of the Convertible Debenture, by their terms, automatically converted into 14,000,000 shares of the Company’s common stock.

Note 10 – Warrants

During the period ended June 30, 2008, the company issued warrants to pre-merger bridge note holders. The following is a summary of share purchase warrants for the year ended June 30, 2008:

	Number of Warrants	Weighted Average Exercise Price
Outstanding June 30, 2006	-	$-
Granted	-	$-
Forfeited	-	$-
Exercised	-	$-
Outstanding June 30, 2007	-	$-
Granted	39,720,000	$0.32
Forfeited	-	$-
Exercised	(10,100,000)	$0.35
Outstanding June 30, 2008	29,620,000	$0.32

	Number of
Expiry	Warrants	Exercise Price
September 30, 2010	10,000,000	$0.10
November 11, 2010	4,700,000	$0.35
November 29, 2010	160,000	$0.35
April 2, 2011	520,000	$0.35
April 15, 2011	250,000	$1.00
May 1, 2011	2,375,000	$0.25
June 1, 2011	10,000,000	$0.50
June 4, 2011	100,000	$1.00
June 11, 2011	1,515,000	$0.35
	29,620,000	$0.32

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

The fair value of the share purchase warrants as of June 30, 2008 was $0, which was determined using the Black-Scholes option value model with the following assumptions:

Expected Dividend Yield	0.00%
Risk Free Interest Rate	2.75%
Expected Volatility	60.00%
Expected Life (in years average)	4.00

Note 11 – Derivative Liability and Expense

The owners of MEI originally had a beneficial rate, 50% of market, with respect to stock conversions.  This derivative liability was eliminated as part of the Merger which totaled $104,135.

Note 12 - Stockholders’ Equity

Common Stock

Effective March 31, 2008, the Company’s common stock underwent a 1-for-250 reverse stock split. All references in the financial statements to the number of shares outstanding, per share amounts, and stock options data of the Company’s common stock have been restated to reflect the effect of the stock split for all periods presented.

Following the reverse stock split, the Company has authorized the issuance of up to 300,000,000 shares of Common Stock, at $0.001 par value. As of June 30, 2008, the Company had 169,743,752 shares of Common Stock issued and outstanding.

During the year ended June 30, 2008, the Company issued a total of 98,223,752 shares of which 41,179,121 shares were issued for cash totaling $7,814,000;  11,686,670 shares were issued to Officers for services totaling $140,240; 1,281,797 shares were issued for to non-affiliated parties for services totaling $82,449; 937,339 shares were issued to Marani shareholders in the reverse merger totaling $0; and 43,138,825 shares were issued for direct offering costs totaling $10,648,654.

Direct Offering Costs

The Company defers as other assets the direct incremental costs of raising capital until such time as the offering is completed. At the time of the completion of the offering, the costs are charged against the capital raised. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated. As of June 30, 2008, the Company had incurred ($1,130,923) in cash direct offering costs and issued 43,138,825 shares for direct offering costs totaling ($10,648,654).  These costs were associated with follow on financing agreements with Continental Advisors and Purrell Partners detailed in Note 13.  These shares were valued at market value.

Note 13– Commitments & Contingencies

Leases

The Company leases its corporate office space in North Hollywood, California. This lease is currently on a month-to-month basis at a monthly rental of $1,800 per month.

Agreements

On November 1, 2007, the Company entered into a consulting agreement with Purell Partners, LLC. to provide various strategic and other services.  This agreement provides for the payment of a monthly retainer of $20,000 per month; the payment of commissions upon the completion of financing transactions and mergers and acquisitions, and revenue sharing with respect to sales of product introduced by Purell Partners. This consulting agreement has a term ending on October 31, 2010 subject to earlier termination as provided for therein. For the period ended June 30, 2008, the Company paid $140,000 to Purell Partners, LLC under this agreement.

On October 12, 2007, the Company entered into a consulting agreement with Continental Advisors, SA. to provide placement agent services in connection with a contemplated $10,000,000 financing through private placements. This agreement provides for the payment of commissions and provides warrant coverage upon the Company completing the private placements with investors introduced by Continental Advisors. For the period ended June 30, 2008, the Company paid $1,130,923 to Continental Advisors, SA under this agreement.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
Note 14 - Subsequent Events

Line of Credit

In October 2008, the Company obtained a $1,000,000 credit line from Citibank collateralized by the cash in the Company’s money market account.

Notes Payable

In February 2009, the Company received a $200,000 loan from an investor payable based upon the Company receiving financing of $1,000,000 or in the event that the Company breaches one of the default provisions. This note carries an 8% annual interest with both principle and accrued interest payable at maturity.

In June 2009, the Company received a $50,000 loan from an investor payable based upon the Company receiving financing of $1,000,000 or in the event that the Company breaches one of the default provisions. This note carries an 8% annual interest with both principle and accrued interest payable at maturity.

Secured Note Payable

On July 28, 2009, the Company obtained a short term loan in the principal amount of $200,000 from an individual lender.  The loan is secured by all the Company's unsecured assets. The loan term matures on November 24, 2009, and the principal amount of the loan accrues simple interest at the rate of eight (8%) percent per annum.  Interest is payable monthly in arrears and principal is payable in three monthly installments of five thousand ($5,000) dollars with a final payment of one hundred eighty five thousand ($185,000) dollars at maturity.

Equity

Subsequent to June 30, 2008 the Company issued a total of 14,15,000 common shares of which 2,700,000 shares were issued for cash totaling $70,000; 5,038,044 shares were issued to Officers for services totaling $2,085,652; and 6,420,000 shares were issued for to non-affiliated parties for services totaling $1,304,100. In addition, on June 17, 2009, the Company  received $60,000 under a stock purchase agreement under which a total of 461,539 shares are to be issued to an accredited investor.

Severance Agreement

On October 1, 2008, Margit Eyraud notified the Company of her intent to resign as Chief Executive Officer and President of the Company, effective October 1, 2008, while remaining Chairman of the Board of Directors. Ms. Eyraud served as Chief Executive Officer and President of the Company under an Employment Agreement, the term of which expires December 31, 2010. Contemporaneous with her resignation as reported above, the Company and Ms. Eyraud have agreed to an early expiration of the Employment Agreement, and have agreed to a severance package in connection with that early expiration. Under the terms of the severance package Ms. Eyraud shall receive a cash payment of four hundred five thousand dollars ($405,000), payable by the Company as follows:

•	One hundred fifty thousand dollars ($150,000) on October 1, 2008;

•	Seventy five thousand dollars ($75,000) on January 30, 2009;

•	Seventy five thousand dollars ($75,000) on March 31, 2009; and

•	One hundred five thousand dollars ($105,000) on June 30, 2009

In addition:

•	The Company shall pay all unreimbursed business expenses, upon submission by Ms. Eyraud;

•	Continuation of Ms. Eyraud’s health and life insurance coverage until December 31, 2010 at levels in place as of September 15, 2008;

•
The ten year stock options to purchase 5,000,000 shares of the Company’s common stock at $0.25 per share, granted to Ms. Eyraud pursuant to the Employment Agreement, are deemed fully vested immediately;

•
The existing Lock-up agreement governing the shares of the Company’s common stock beneficially owned by Ms. Eyraud shall continue pursuant to its terms, subject to revision, waiver or modification consistent with any revision, waiver or modification of other similar Lock-up agreements existing between the Company and third parties, including its management and affiliates;

•	The Company shall obtain releases of any guarantees Ms. Eyraud has executed to the favor of the Company; and

•
All indemnification agreements running in favor of Ms. Eyraud shall be maintained for a period of six (6) years, commencing October 2, 2008, and the Company shall assume the indemnification of Ms. Eyraud with respect to the activities of its wholly owned subsidiary, Marani Spirits, Inc., for a like period.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Employment Agreement

In connection with the reappointment of Ms. Eyraud as CEO and President (see Note 11 for previous severance agreement), Ms. Eyraud and the Company entered into an Employment Agreement dated as of August 1, 2009.  The Employment Agreement provides for a four-year employment term and an initial base salary of $180,000 per annum, subject to upward adjustment annually based on the consumer price index.  Under the Employment Agreement, the Board of Directors of the Company is to consider and propose to Ms. Eyraud a bonus compensation arrangement which will provide for an incentive bonus payable to Ms. Eyraud based upon the attainment by the Company of mutually agreeable criteria.

Under the Employment Agreement, the Company granted to Ms. Eyraud options to purchase 3,000,000 shares of common stock of the Company at a price equal to the closing price of the Company’s common stock on August 3, 2009.  The options are to be issued pursuant to a stock option plan to be adopted by the Board of Directors and approved by the shareholders of the Company and shall by subject to such other terms as provided in the plan.  The options vest as to 25% of the underlying shares of common stock on the first anniversary date of the option grant and ratably each quarter thereafter during the next three years of the term.  The options become fully vested and exercisable upon the Company’s termination of Ms. Eyraud’s employment under the Employment Agreement Without Cause, the termination of such employment by Ms. Eyraud For Good Reason, or the Company’s termination of Ms. Eyraud’s employment due to death or Disability (as each term is defined in the Employment Agreement, a copy of which is included in this Current Report as Exhibit 10.1 and incorporated herein by this reference).  The options shall have a term of 10 years and may be exercised to the extent vested, (i) by Ms. Eyraud at any time during such 10-year period, if Ms. Eyraud’s employment is terminated Without Cause or For Good Reason or due to Disability or if the employment term expires and Ms. Eyraud does not continue to be employed by the Company, (ii) by Ms. Eyraud’s personal representative within one (1) year following the date of Ms. Eyraud’s death, if Ms. Eyraud’s employment with the Company is terminated due to Ms. Eyraud’s death, and (iii) by Ms. Eyraud, if Ms. Eyraud’s employment terminates for any other reason (other than the expiration of the employment term) by Ms. Eyraud, within ninety (90) days following Ms. Eyraud’s termination of employment.

Warrant and Share Cancellation-Purell

Purell and Margrit International Enterprises, Inc., which is now called Marani Spirits, Inc., are parties to a Consulting Agreement dated November 1, 2007 (the "Consulting Agreement"). Warrants (10,000,000) were issued in consideration of services, purportedly performed by Purell under the Consulting Agreement and related to the merger of a subsidiary of the Company in and to MEl, pursuant to which MEl became a wholly-owned subsidiary of the Company  and the Shares were issued in anticipation of Purell assisting the Company with receiving approximately $10,000,000 of equity financing. However, no equity financing was arranged by Purell for the Company. Therefore the warrants were not validly issued since the Company did not receive adequate consideration for the issuance of those warrants.

In addition, it has come to the Company's attention that Purell is not a registered broker-dealer and therefore was not legally permitted to provide certain of the services set forth in a Consulting Agreement. In particular, since Purell was not a registered broker-dealer, the various agreements between Purell and the Company (including the Consulting Agreement) relating to Purell raising financing for the Company are voidable. The Company has requested its transfer agent to cancel the 21,297,309 common shares (issued May 30, 2009 valued at $.25) and 10,000,000 (issued October 1, 2007 at $.10) warrants issued to Purell pursuant to this agreement.

Warrant Cancellation-Continental Advisors

Continental Advisors (CA) acted as the placement agent for a private placement of Convertible Debentures issued by Margrit Enterprises International, Inc. pursuant to a Letter Agreement effective as of October 12, 2007. Pursuant to a merger which occurred a number of months after the day of the placement, a subsidiary of the Company merged with and into MEl and MEl became a wholly-owned subsidiary of the Company. As part of the Merger, the Warrants became exercisable into shares of the Company's Common Stock.

It has come to the Company's attention that CA was not fully licensed and authorized under applicable European securities regulations to serve as the placement agent in the Placement and therefore was not entitled to receive compensation for serving in that capacity. CA did not disclose those facts to the Company in the Letter Agreement. CA misrepresented to the Company, CA's authority to serve as the placement agent for the Placement. The Warrants were issued as compensation for CA's purported services in the Placement. Therefore, the Warrants should not have been issued to CA. The Company has requested its transfer agent to cancel the 3,890,000 warrants issued (2,375,000 issued on May 1, 2008 at $.25 and 1,515,000 at issued on June 4, 2008 at $.35) pursuant to this agreement.

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED
Note 15- Restatement

The previously issued financial statements have been restated to accurately reflect the combination of FFBI and MEI in April 2008 as a reverse merger (see Note 4). Management determined that the original application of the purchase method was not in accordance with U.S. GAAP and that the reverse merger method was the appropriate method. The following financial statements line items were affected by the restatement:

Marani Brands, Inc. and Subsidiaries
Consolidated Balance Sheet

	June 30, 2008
	As Originally Stated	Adjustments		As Restated
Assets
Current Assets
Cash & Equivalents	$2,460,663	$-		$2,460,663
Accounts Receivable	29,661	-		29,661
Inventory	77,307	-		77,307
Total Current Assets	2,567,631	-		2,567,631

Property & Equipment, Net	5,510	-		5,510
Deposits	35,255	-		35,255
Goodwill and Intangibles	3,861,280	(3,861,280)	A	-

Total Assets	$6,469,676	$(3,861,280)		$2,608,396

Liabilities & Stockholders' Equity (Deficit)
Current Liabilities
Accounts Payable	$260,894	$-		$260,894
Accrued Expenses	94,063	-		94,063
Notes Payable	80,495	-		80,495
Total Current Liabilities	435,452	-		435,452

Non-Current Liabilities
Notes Payable	249,816	-		249,816
Total Non-Current Liabilities	249,816	-		249,816

Total Liabilities	$685,268	$-		$685,268

Commitments & Contingencies	-	-		-

Stockholders' Equity (Deficit)
Preferred Stock
Common Stock	169,744	-		169,744
Additional Paid-in Capital	22,629,079	(3,201,280)	A	19,427,799
Direct Offering Costs	(11,779,577)	11,779,577	B	-
Accumulated Deficit	(5,234,838)	(12,439,577)	A/B/C	(17,674,415)
Total Stockholders' Equity (Deficit)	5,784,408	(3,861,280)		1,923,128

Total Liabilities & Stockholders' Equity (Deficit)	$6,469,676	$(3,861,280)		$2,608,396

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Operations

	For the Twelve Months Ended
	June 30, 2008
	As Originally Stated	Adjustments		As Restated

Sales	$168,058	$-		$168,058

Cost of Sales	48,809	-		48,809

Gross Profit	119,249	-		119,249

Operating Expenses
Marketing and Sales Promotion	812,704	-		812,704
General & Administrative	2,631,530	215,725	A/C	2,847,255
Stock Based Compensation	69,449	(69,449)	C	-
Total Operating Expenses	3,513,683	146,276		3,659,959

Operating Income (Loss)	$(3,394,434)	$(146,276)		$(3,540,710)

Other Income (Expense)
Direct Offering Costs	-	(11,779,577)	B	(11,779,577)
Interest Income	10,471	-		10,471
Interest Expense	(161,132)	-		(161,132)
Derivative Expense	104,135	-		104,135
Total Other Income (Expense)	(46,526)	(11,779,577)		(11,826,103)

Net Income (Loss) Before Income Taxes	$(3,440,960)	$(11,925,853)		$(15,366,813)

Provision for Income Taxes	-	-		-

Net Income (Loss)	$(3,440,960)	$(11,925,853)		$(15,366,813)

Net Income per Share
Basic	$(0.11)	$(0.01)		$(0.12)
Diluted	$(0.11)	$(0.01)		$(0.12)

Number of Shares Used in Per Share Calculations
Basic	30,922,000	99,368,491		130,290,491
Diluted	30,922,000	99,368,491		130,290,491

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Operations

	For the Twelve Months Ended
	June 30, 2007
	As Originally Stated	Adjustments		As Restated

Sales	$173,663	$-		$173,663

Cost of Sales	57,838	-		57,838

Gross Profit	115,825	-		115,825

Operating Expenses
Marketing and Sales Promotion	311,300	-		311,300
General & Administrative	294,956	4,000	C	298,956
Stock Based Compensation	4,000	(4,000)	C	-
Total Operating Expenses	610,256	-		610,256

Operating Income (Loss)	$(494,431)	$-		$(494,431)

Other Income (Expense)
Other Income	4,040	-		4,040
Interest Expense	(45,718)	-		(45,718)
Total Other Income (Expense)	(41,678)	-		(41,678)

Net Income (Loss) Before Income Taxes	$(536,109)	$-		$(536,109)

Provision for Income Taxes	-	-		-

Net Income (Loss)	$(536,109)	$-		$(536,109)

Net Income per Share
Basic	$(5.79)	$5.78	A	$(0.01)
Diluted	$(5.79)	$5.78	A	$(0.01)

Number of Shares Used in Per Share Calculations
Basic	92,539	60,399,071	A	60,491,610
Diluted	92,539	60,399,071	A	60,491,610

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)

As Originally Stated
	Preferred Stock		Common Stock
	Number of Shares	Par Value ($0.001) Amount	Number of Shares	Par Value ($0.001) Amount	Additional Paid-In-Capital	Subscriptions Receivable	Direct Offering Costs	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at June 30, 2006	1,000,000	$1,000	83,894	$83	$514,117	$(12,000)	$-	$(1,257,769)	$(754,569)
Common Stock Issued to Investors for Cash	-	-	13,500	14	151,986	-	-	-	152,000
Compensation for Extending Terms of Stock Options	-	-	-	-	4,000	-	-	-	4,000
Cash Received for Stock Subscriptions	-	-	-	-	-	12,000	-	-	12,000
Effect of Reverse Merger	-	-	-	-	241,000	-	-		241,000
Net Loss	-	-	-	-	-	-	-	(536,109)	(536,109)
Balance at June 30, 2007	1,000,000	$1,000	97,394	$97	$911,103	$-	$-	$(1,793,878)	$(881,678)
Exercise of Stock Options for partial Settlement of Note Payable to Principal Stockholder	-	-	5,736	6	28,674	-	-	-	28,680
Issuance of Shares to Officer in Settlement of Debt	-	-	90,000	90	393,446	-	-	-	393,536
Issuance of Shares to Officer to Restore Voting Rights on Undesignated Preferred Shares	(1,000,000)	(1,000)	200,000	200	(200)	-	-	-	(1,000)
Common Stock Issued to Investors for Cash	-	-	25,930,000	25,930	7,476,570	-	-	-	7,502,500
Founder Shares Issued to Marani Shareholders for Merger	-	-	100,000,000	100,000	-	-	-	-	100,000
Cash Paid for Direct Offering Services	-	-	-	-	-	-	(1,130,923)	-	(1,130,923)
Common Stock Issued for Services	-	-	281,797	282	70,167	-	-	-	70,449
Common Stock Issued for Direct Offering Services	-	-	43,138,825	43,139	10,605,515	-	(10,648,654)	-	-
Effect of Reverse Merger	-	-	-	-	3,143,804	-	-	-	3,143,804
Net Loss	-	-	-	-	-	-	-	(3,440,960)	(3,440,960)
Balance at June 30, 2008	-	$-	169,743,752	$169,744	$22,629,079	$-	$(11,779,577)	$(5,234,838)	$5,784,408

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)

Adjustments
	Preferred Stock		Common Stock
	Number of Shares	Par Value ($0.001) Amount	Number of Shares	Par Value ($0.001) Amount	Additional Paid-In-Capital	Subscriptions Receivable	Direct Offering Costs	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at June 30, 2006	(1,000,000)	$(1,000)	55,076,106	$55,077	$(66,077)	$12,000	$-	$-	$-	A
Common Stock Issued to Investors for Cash	-	-	16,346,500	16,346	240,654	-	-	-	257,000	A
Compensation for Extending Terms of Stock Options	-	-	-	-	(4,000)	-	-	-	(4,000)	A
Cash Received for Stock Subscriptions	-	-	-	-	-	(12,000)	-	-	(12,000)	A
Effect of Reverse Merger	-	-	-	-	(241,000)	-	-		(241,000)	A
Net Loss	-	-	-	-	-	-	-	-	-
Balance at June 30, 2007	(1,000,000)	$(1,000)	71,422,606	$71,423	$(70,423)	$-	$-	$-	$-
Exercise of Stock Options for partial Settlement of Note Payable to Principal Stockholder	-	-	(5,736)	(6)	(28,674)	-	-	-	(28,680)	A
Issuance of Shares to Officer in Settlement of Debt	-	-	(90,000)	(90)	(393,446)	-	-	-	(393,536)	A
Issuance of Shares to Officer to Restore Voting Rights on Undesignated Preferred Shares	1,000,000	1,000	(200,000)	(200)	200	-	-	-	1,000	A
Common Stock Issued to Investors for Cash	-	-	15,249,121	15,249	296,251	-	-	-	311,500	A
Founder Shares Issued to Marani Shareholders for Merger	-	-	(100,000,000)	(100,000)	-	-	-	-	(100,000)	A
Cash Paid for Direct Offering Services	-	-	-	-	-	-	1,130,923	-	1,130,923	B
Common Stock Issued to Officers for Services	-	-	11,686,670	11,687	128,553	-	-	-	140,240	A
Common Stock Issued for Services	-	-	1,000,000	1,000	11,000	-	-	-	12,000	A
Shares Issued to Marani Shareholders in Reverse Merger	-	-	937,339	937	(937)	-	-	-	-	A
Common Stock Issued for Direct Offering Costs	-	-	-	-	-	-	10,648,654	-	10,648,654	B
Effect of Reverse Merger	-	-	-	-	(3,143,804)	-	-	(513,724)	(3,657,528)	A
Net Loss	-	-	-	-	-	-	-	(11,925,853)	(11,925,853)	A/B/C
Balance at June 30, 2008	-	$-	-	$-	$(3,201,280)	$-	$11,779,577	$(12,439,577)	$(3,861,280)

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit)

As Restated
	Preferred Stock		Common Stock
	Number of Shares	Par Value ($0.001) Amount	Number of Shares	Par Value ($0.001) Amount	Additional Paid-In-Capital	Subscriptions Receivable	Direct Offering Costs	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at June 30, 2006	-	$-	55,160,000	$55,160	$448,040	$-	$-	$(1,257,769)	(754,569)
Common Stock Issued to Investors for Cash	-	-	16,360,000	16,360	392,640	-	-	-	409,000
Effect of Reverse Merger	-	-	-	-	-	-	-		-
Negative Equity of FFBI charged to Retained Earnings	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	(536,109)	(536,109)
Balance at June 30, 2007	-	$-	71,520,000	$71,520	$840,680	$-	$-	$(1,793,878)	$(881,678)
Common Stock Issued to Investors for Cash	-	-	41,179,121	41,179	7,772,821	-	-	-	7,814,000
Common Stock Issued to Officers for Services	-	-	11,686,670	11,687	128,553	-	-	-	140,240
Common Stock Issued for Services	-	-	1,281,797	1,282	81,167	-	-	-	82,449
Shares Issued to Marani Shareholders in Reverse Merger	-	-	937,339	937	(937)	-	-	-	-
Common Stock Issued for Direct Offering Costs	-	-	43,138,825	43,139	10,605,515	-	-	-	10,648,654
Negative Equity of FFBI charged to Retained Earnings	-	-	-	-	-	-	-	(513,724)	(513,724)
Net Loss	-	-	-	-	-	-	-	(15,366,813)	(15,366,813)
Balance at June 30, 2008	-	$-	169,743,752	$169,744	$19,427,799	$-	$-	$(17,674,415)	$1,923,128

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended June 30, 2008
	As Originally Stated	Adjustments	As Restated
Cash Flows from Operating Activities
Net Income (Loss)	$(3,440,960)	$(11,925,853)	$(15,366,813)	A/B

Adjustments to reconcile net loss to net cash used in operating activities:

Stock Based Compensation	69,449	153,240	222,689	A
Derivative Expense	(104,135)	-	(104,135)
Common Stock Issued for Direct Offering Costs	-	10,648,654	10,648,654	B
Depreciation & Amortization	1,459	-	1,459

Changes in operating assets and liabilities:
Accounts Receivable	(13,400)	-	(13,400)
Inventory	711	-	711
Deposits	(25,000)	-	(25,000)
Accounts Payable	81,933	(22,288)	59,645	A
Accrued Expenses	56,027	(270,073)	(214,046)	A
Deferred Revenue	-	-	-

Net Cash Used in Operating Activities	(3,373,916)	(1,416,320)	(4,790,236)

Cash Flows from Investing Activities
Property and Equipment	(2,329)	-	(2,329)
Goodwill and Intangibles	(3,861,280)	3,861,280	-	A

Net Cash Used in Investing Activities	(3,863,609)	3,861,280	(2,329)

Cash Flows from Financing Activities
Notes Payable	398,356	(726,095)	(327,739)	A
Notes Payable Related Parties	(251,160)	(17,484)	(268,644)	A
Effect of Reverse Merger	3,143,804	(3,143,804)	-	A
Direct Offering Costs	(1,130,923)	1,130,923	-	B
Common Stock Issued for Cash	7,502,500	311,500	7,814,000	A

Net Cash Provided by Financing Activities	9,662,577	(2,444,960)	7,217,617

Net Increase (Decrease) in Cash	2,425,052	-	2,425,052

Cash Beginning of Period	35,611	-	36,751

Cash End of Year	$2,460,663	$-	$2,461,803

Supplemental Disclosure of Cash Flow Information:
Cash Paid during the period for interest	$161,132	$-	$161,132
Cash Paid during the period for income taxes	800	-	800

Supplemental Disclosure of Non-Cash Items:
Exercise of Stock Options for partial Settlement of Note Payable to Principal Stockholder	28,680	(28,680)	-	A
Issuance of Shares to Officer in Settlement of Debt	393,536	(393,536)	-	A
Issuance of Shares to Officer to Restore Voting Rights on Undesignated Preferred Shares	(1,000)	1,000	-	A
Founder Shares Issued to Marani Shareholders for Merger	100,000	(100,000)	-	A

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Marani Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Year Ended June 30, 2007
	As Originally Stated	Adjustments	As Restated
Cash Flows from Operating Activities
Net Income (Loss)	$(536,109)	$-	$(536,109)

Adjustments to reconcile net loss to net cash used in operating activities:

Stock Based Compensation	4,000	(4,000)	-	A
Derivative Expense	3,236	-	3,236
Common Stock Issued for Direct Offering Costs	-	-	-
Depreciation & Amortization	1,459	-	1,459

Changes in operating assets and liabilities:
Accounts Receivable	3,274	-	3,274
Inventory	32,856	-	32,856
Accounts Payable	42,660	-	42,660
Accrued Expenses	(50,149)	-	(50,149)
Deferred Revenue	-	-	-

Net Cash Used in Operating Activities	(498,773)	(4,000)	(502,773)

Cash Flows from Financing Activities
Notes Payable	102,860	-	102,860
Notes Payable Related Parties	24,730	-	24,730
Effect of Reverse Merger	241,000	(241,000)	-	A
Stock Subscriptions Received	12,000	(12,000)	-	A
Common Stock Issued for Cash	152,000	257,000	409,000	A

Net Cash Provided by Financing Activities	532,590	4,000	536,590

Net Increase (Decrease) in Cash	33,817	-	33,817

Cash Beginning of Period	1,794	-	1,889

Cash End of Year	$35,611	$-	$35,706

Supplemental Disclosure of Cash Flow Information:
Cash Paid during the period for interest	$45,718	$-	$45,718
Cash Paid during the period for income taxes	800	-	800

Supplemental Disclosure of Non-Cash Items:
Compensation for Extending Terms of Stock Options	$4,000	$(4,000)	$-	A

Marani Brands Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RESTATED

Restatement Adjustments

(A) Reflects the restatement of the combination of FFBI and MEI in April 2008 as a reverse merger (see Note 4).

(B) Reflects the  treatment of Direct Offering Costs as an expense versus a deferral.

(C) Reflects the reclassification of Stock Based Compensation to General and Administrative Costs.

Exhibit 10.5
Distribution Agreement

Margrit Enterprises Intl, Inc — DBA Marani Spirits 13152 Raymer Street, Suite IA,
North Hollywood, CA 91605
Phone: (818) 503-5200 — Fax: (818) 503-4478 E-mail margrite@maranispirit.com

Novemberl3, 1007

Eraskh Winery Ltd.
Eraskh Village
Ararat District, Armenia

Re: Exclusive Distribution Agreement

Gentlemen:

Reference is made to that certain Exclusive Distribution Agreement made and effective on November 27, 2002 ( the "Agreement"), by and between Margrit Enterprises International, Inc. ( the " Distributor"), and Eraskh Winery Ltd. ( the "Manufacturer")..
The Distributor and the Manufacturer desire to amend the Agreement as provided for in this letter amendment ( this "Amendment"). Capitalized terms used herein which are not defined in this Amendment shall have the same meanings as are ascribed to such terms in the Agreement.

For good and valuable consideration, the receipt and legal adequacy of which is hereby acknowledged, the Distributor and the Manufacturer agree as follows:

. The term of the Agreement is extended for an additional five (5) years, commencing on November 27,1007 and terminating on November 26, 2012.

2.
The term "Territory" shall be deemed to include, as of the date hereof, all of the countries in North America and South America, China, Japan and all of the countries in the Caribbean. The right of first refusal granted to the Distributor to expand the rights granted to distribute the Manufacturer's products to additional countries, and thus expand the countries that are included within the Territory, shall continue during the term of the Agreement as extended hereby.

3.
Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with its terms. All references in the Agreement to the terms "this Agreement", "hereby", "hereof' and words of a similar nature shall be deemed to be references to the Agreement as amended by this Amendment.

4.
It is the intention of the Distributor and the Manufacturer to enter into a more comprehensive amendment and restatement of the Agreement, to enhance and improve the terms and provisions thereof, during the term of the Agreement as extended hereby. It is the intention of the Distributor and Manufacturer to negotiate the terms and provisions of such comprehensive amendment and restatement of the Agreement over the 90 days following the date of the commencement of the extended term of the Agreement. If the parties do not enter into such comprehensive amendment and restatement of the Agreement, the Agreement as amended by the Amendment shall be conclusive and binding on the Distributor and the Manufacturer.

Margrit Enterprises Inn, Inc — DBA Moroni Spirits 13152 Raymer Street, Suite 1A,
North Hollywood, CA 91605
Phone: (818) 503-5200 — Fax: (818) 503-4478 E-mail margrite@maranispirit.com

Please confirm the Manufacturer's agreement to the terms and provisions of this Amendment, by having one of the Manufacturer's duly authorized officers execute and return to the undersigned the enclosed copy of this Amendment. We look forward to continuing our mutually successful relationship with you.

Very truly yours,

Margit Enterprises International, Inc.

By:
Name:
Title:

Agreed and Accepted this day
of November 2007

Eraskh Winery, ty

By:
Name:
Title:

Exhibit 10.6

Form of Amendment to Distribution Agreement

Margrit Enterprises Int'l, Inc -DBA Marani Spirits
13152 Raymer Street, Suite 1A,
North Hollywood, CA 91605
Phone: (818) 503-5200 -Fax: (818) 503-4478
E-mail margrite@maranispirit.com
November 13, 2007
Eraskh Winery Ltd.
Eraskh Village
Ararat District, Armenia
Re: Exclusive Distribution Agreement
Gentlemen:

Reference is made to that certain Exclusive Distribution Agreement made and effective on November 27, 2002 (the "Agreement"), by and between Margrit Enterprises International, Inc. (the" Distributor"), and Eraskh VVinery Ltd. ( the "Manufacturer").. The Distributor and the Manufacturer desire to amend the Agreement as provided for in this letter amendment ( this "Amendment"). Capitalized terms used herein which are not defined in this Amendment shall have the same meanings as are ascribed to such terms in the Agreement.

For good and valuable consideration, the receipt and legal adequacy of which is hereby acknowledged, the Distributor and the Manufacturer agree as follows:

1.	The term of the Agreement is extended for an additional five (5) years, commencing on November 27, 2007 and terminating on November 26, 2012.

2.
The term "Territory" shall be deemed to include, as of the date hereof, all of the countries in North America and South America, China, Japan and all of the countries in the Caribbean. The right of first refusal granted to the Distributor to expand the rights granted to distribute the Manufacturer's products to additional countries, and thus expand the countries that are included within the Territory, shall continue during the term of the Agreement as extended hereby.

3.
Except as expressly amended hereby, the Agreement shall remain in full force and effect in accordance with its terms. All references in the Agreement to the terms "this Agreement", "hereby", "hereof" and words of a similar nature shall be deemed to be references to the Agreement as amended by this Amendment.

4.
It is the intention of the Distributor and the Manufacturer to enter into a more comprehensive amendment and restatement of the Agreement, to enhance and improve the terms and provisions thereof, during the term of the Agreement as extended hereby. It is the intention of the Distributor and Manufacturer to negotiate the terms and provisions of such comprehensive amendment and restatement of the Agreement over the 90 days following the date of the commencement of the extended term of the Agreement. If the parties do not enter into such comprehensive amendment and restatement of the Agreement, the Agreement as amended by the Amendment shall be conclusive and binding on the Distributor and the Manufacturer.

Please confirm the Manufacturer's agreement to the terms and provisions of this Amendment, by having one of the Manufacturer's duly authorized officers execute and return to the undersigned the enclosed copy of this Amendment. We look forward to continuing our mutually successful relationship with you.

Very truly yours,

Margrit Enterprises International, Inc.
Agreed and Accepted this 13 day
of November 2007
Eraskh Winery Ltd.

Exhibit 10.7

Letter of Intent Eraskh Winery Ltd.

Margrit Enterprises International, Inc.
13152 Raymer Street, Suite 1-A
North Hollywood, CA 91605
U.S.A.

11/18/2007
Eraskh Winery; Ltd.

Dear Mr.Tevonyan:

This letter of intent (this "LOP), shall set forth the preliminary understanding and agreement between Margrit Enterprises International, Inc (the "Purchaser") and Mr. Tevonyan (the "Seller"), with respect to an acquisition transaction (the "Transaction"), pursuant to which the Purchaser will acquire not less than 52% of the outstanding equity, on a fully diluted basis, of Eraskh Winery, Ltd., an Armenian corporation (the "Company"). That understanding and agreement between the Purchaser and the Seller is as follows:

1. The Purchaser, following the merger of the Company with another company that is publicly traded in the United States, shall purchase from the Seller and the Seller shall sell to the Purchaser shares of capital stock in the Company (the "Shares") that represent not less than 52% of the outstanding capital stock of the Company, on a fully diluted basis. The Shares shall be sold free and clear of any and all 'liens, pledges, security interests, mortgages or other encumbrances of any nature whatsoever. For purposes hereof, references to the Purchaser shall include the entity that is the surviving corporation of the merger transaction between the Purchaser and such publicly traded corporation.

2. The purchase price for the purchase of the Shares shall be US$        (the “Purchase Price"). The Purchase price shall be paid in full at the closing of the Transaction (the" Closing"), and shall be paid US$        in cash and US$      in shares of the Purchaser's publicly traded common stock. The Purchaser's common stock shall be valued for purposes of the Transaction at the average of the closing prices per share for the five (5) trading days immediately preceding the Closing.

3. The Closing of the Transaction shall be subject to the Purchaser and the Seller entering into a definitive purchase agreement (the "Purchase Agreement") and such other documentation that is customary for a transaction of the nature and complexity of the Transactions and that is mutually agreeable to the Purchaser and the Seller. The Purchase Agreement shall contain such representations and warranties, covenants binding the Purchaser both before and after the Closing, conditions to closing, rights of termination, indemnification obligations and conditions to closing (including, without limitation, delivery of certificates and opinions of legal counsel) as a Customary for purchase agreements for transactions of the nature and complexity of the Transaction. The Closing of the Transaction shall also be subject to complying with all applicable laws and regulations and obtaining all necessary governmental approvals and/or consents and may be required by the Armenian governmental and regulatory authorities.

4. In addition to the Purchase Agreement, the Purchase and the Seller shall enter into a customary shareholders agreement (the "Shareholders Agreement") to govern their Respective rights and obligations to each other relating to ownership of capital stock in the Company. The Shareholders Agreement shall, among other things, provide for a right of first refusal in favor of the Purchaser with respect to any proposed transfer of capital stock of the Company by the Seller, customary drag-along and tag-along rights, the composition of the board of directors of the Company and a voting agreement from the Seller agreeing to vote his shares as directed by the CEO of the Purchaser. The Seller shall also enter into a non-competition agreement (the "Non-Competition Agreement"), which will provide that the Seller and his affiliates shall not, directly or indirectly engage in any business or activity that would in any way compete with or interfere with the business or activities of the Company following the Closing of the Transaction. The entering into of the Shareholders Agreement and Non-Competition Agreement shall also be a condition to the Closing of the Transaction.

5. The Purchase Price shall be subject to adjustment based upon variances from an agreed upon balance sheet at the time of the signing of the Purchase Agreement, including, without limitation, which are a result of changes inventory at hand at Closing. The Purchase Agreement shall provide for a minimum inventory at the Closing. The Closing of the Transaction shall also be conditioned upon there being no material adverse change in, or occurrence with respect to, the business, operations, assets, prospects, and condition ( financial or otherwise) of the Company including, without limitation, changes due to political and or governmental occurrences or matters in Armenia.

6, The Purchaser and the Seller agree to negotiate the Purchase Agreement and the other documentation referred to in this LOI in good faith, and to use their best efforts to consummate the Transaction in accordance with the terms and provisions outlined in this LOI The Purchaser and the Seller shall use their best efforts to finalize the Purchase Agreement and the other documentation referred to in this LOI within 6 months of the execution and delivery of this LOI.

7. The Purchaser shall be free to engage in a due diligence examination of the business, operations, assets, prospects and condition (financial and otherwise) of the Company for the period from the date of the execution and delivery of this LOl though the date that is ten (10) days prior to the Closing, In order to facilitate that due diligence examination, the Seller agrees that the Seller shall cause the Company to provide the Purchaser and the Purchaser's attorneys, accountants, and financial advisors with such information and documentation (including without limitation, the books and records of the Company), as the Purchaser may reasonably request. The Seller shall cause the Company to ensure that the Company's attorneys, accountants and fanatical advisors also cooperate with the Purchaser's reasonable requests in connection with the due diligence examination. The Purchaser and the Company shall enter into a customary confidentiality agreement to protect the confidentiality of the information that the Purchaser receives during its due diligence examination.

8. The Purchaser, the Seller and he Company shall cause the terms and conditions of this LOI to be kept confidential and shall not disclose the terms and provisions of this LOI or the intent to the parties to consummate the Transaction, without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld, delayed or conditioned. The foregoing shall not apply to any disclosure that may be required by applicable law or regulation or by the rules or requirements of any securities exchange or trading market. None of the Purchase, the Seller or the Company will issue and press release or make any public communication regarding this LOI or the Transaction without the prior written consent of the other parties, which consent shall not be unreasonably withheld delayed or conditioned, and in any event only after giving the other parties an opportunity to review and comment on the press release or the substance of the proposed public announcement.

9. The Seller agrees that the Seller and the Company and the directors, officers, and employees of the Company and the respective attorneys, financial advisors, affiliates bankers and other representatives of the Seller and the Company shall not, directly or indirectly, from the date of this LOI until the termination of this LOI in accordance with its terms, engage in and discussions or negotiations with any third party ( other than the Purchaser) or induce or facilitate any such negotiations with any third party with respect to the acquisition of capital stock in, or the assets of, the Company or any transaction that is competitive with or would interfere with the Transaction ( an "Acquisition Transaction"), nor shall any of them provide any information to any third party regarding and Acquisition Transaction. If any of such entities or individuals is engaged in any discussions or negotiations with any third party (other than the Purchaser) regarding an Acquisition Transaction, that entity or individual shall immediately cease any such discussions or negotiations. The Seller shall immediately notify the Purchaser if the Seller or the Company or any of their respective affiliates or representatives or any other person referred to in this Section 9 receives an inquiry from a third party regarding an Acquisition Transaction, The obligations of the Seller and the Company set forth in this Section 9 are a material inducement for the Purchase to enter into this LOI and the Purchase shall be indemnified and held harmless from all lost opportunities damages, cost and expenses (including, without limitation, attorneys' fees and expenses) incurred as a result of a breach of this Section 9.

10. This LOl sets forth the entire understanding of the Purchaser and the Seller with respect to the Transaction and it shall supersede and replace all prior and/or contemporaneous understandings, agreements, discussions and negotiations ( whether written or oral) with respect to the Transaction and the subject matter hereof; all of which are merged herein. This LOI may not be amended, modified, waived, except by an instrument signed by the Purchase and the Seller.

11. This LOl shall be governed by and construed in accordance with the laws of the State of New York, U.S.A., without regard to any of its conflicts of law principles which could result in the application of the laws of another jurisdiction. Should their be any dispute regarding this LOI, the dispute shall be exclusively settled by binding arbitration, which shall be conducted in accordance with the rules and procedures of the International Chamber of Commerce. The arbitration shall take place in [Geneva, Switzerland] and shall be conducted in the English language.

12. The Purchaser and the Seller do not enter into the Purchase Agreement by ________ 2008, upon not less than fifteen (15) days prior written notice to the other, with the Purchase or the Seller may terminate this LOI.

13. It is intended that this LOI be superseded by the Purchase Agreement, which if and when executed and delivered shall set forth the definitive understanding and agreement between the Purchase and the Seller with respect to the Transaction. This LOI is not intended to obligate the parties to enter into the Purchase Agreement or to consummate the Transaction. Notwithstanding the foregoing, Sections 6, 7,8,9,10,11, 12 and 14 of this LOI and this Section 13 shall constitute the legal and binding obligations of the Purchaser, the Seller, and the Company as applicable. This LOI may not be assigned by the Purchaser or the Seller, without the prior written consent of the other, except that the Purchaser may assign this LOI to an affiliate that is owned or controlled by the Purchaser.

14. This LOI may be executed in multiple counterparts, each of which shall be an original, and all of which, when taken together shall constitute one and the same document. This LOI may be executed by facsimile signature, which shall constitute a legal and valid signature for all purposes of this LOI.

Please confirm your agreement to the terms and provisions of this LOI be executing and returning to the Purchaser the enclosed copy of this LOI.

Very truly yours,

MARGRIT ENTERPRISES INTERNATIONAL, INC.

By: Margrit Eyraud
       C.E.O

AGREED AND ACCEPTED:
Wine Plant of Erashk LLC

ERASKH WINERY, LTD

By:  R. Tevonyan
        Director

Exhibit 10.8

Form of Credit Agreement – Citibank, N.A.

 Credit Approval Letter

September 26, 2008
Marani Brands, Inc. 13152
Raymer Street
North Hollywood, CA 91605

Re: $1,000,000.00 Relationship Ready Line of Credit

Ladies and Gentlemen:

Citibank, N.A. ("Citibank" or "Bank") is pleased to offer a relationship ready line of credit ("RRC") on the terms and conditions outlined below and as set forth in the Credit Terms and Conditions Disclosure Booklet provided to you (the "Disclosure Booklet"). Terms not defined herein shall have the meanings given to them in the Disclosure Booklet.

General Terms of RRC:

Amount of Credit Available:          $1,000,000.00

Borrower:                                           Marani Brands, Inc. ("Borrower")

Person(s) Providing Collateral:      Marani Brands, Inc. Grantor")

First Day Available:

The first day this RRC is available is the date each of the requirements set forth in this Credit Approval Letter are satisfied.

Last Day Available:

The RRC is offered until the cancellation of the RRC by either Citibank or the Borrower at which time the then outstanding principal balance of the RRC and all accrued but unpaid interest shall be repaid in the manner set forth below.

Interest Rate; Payments of Interest:

The RRC will bear interest at a rate per annum equal to the Citibank Prime Rate plus 0.00%.
Interest shall be payable monthly.
Interest shall be calculated on the basis of actual days elapsed in a 360 day year.

Use of Proceeds of Loans:

Proceeds of the Loans will be used to finance working capital requirements.

Requests for Loans:

Loans may be obtained by using checks furnished by Citibank, transfers made on Citibank's on-line banking system and any other method acceptable to Citibank from time to time. Citibank will have no obligation to honor a request for a Loan if (i) the maximum amount of the RRC has or would be exceeded by making the Loan, (ii) the check is post-dated, (iii) the Borrower's checks have been reported lost or stolen, (iv) a check is not signed by an authorized signer, or (v) an Event of Default shall exist.

Repayment:

In addition to payments of interest as set forth above, upon the cancellation of the RRC, provided that no Event of Default has occurred and is continuing, the principal balance of the RRC as of the date of the cancellation thereof shall be repaid in forty eight (48) equal monthly installments of principal each in the amount of the 1/48th of such principal balance payable monthly beginning in the month immediately following such cancellation.

Repayment of Loans:

Subject to the terms and conditions hereof, the Disclosure Booklet, and the terms and conditions set forth in any other agreement between the Bank and the Borrower with respect to the RRC, the Borrower may borrow, repay in whole or in part, and re-borrow on a revolving basis, up to the maximum amount of the RRC. The Bank shall maintain its records to reflect the amount and date of each Loan, the interest rate applicable to such Loan and each payment of principal and interest thereon. All such records shall, absent manifest error, be conclusive as to the outstanding principal amount of the RRC; provided, however, that the failure to make any notation to the Bank's records shall not limit or otherwise affect the obligations of the Borrower to repay each Loan made by the Bank, in accordance with the terms hereof.

Obligations While RRC is in Effect:

1. Reporting Requirements:

To assist Citibank in conducting its ongoing credit review, the following will be provided to Citibank while the RRC is offered:

Financial Statements and Tax Returns. Recent fiscal year tax returns or CPA reviewed Financial Statements in addition to updated Personal Financial Statements, upon request.

Insurance. With respect to Borrower or Guarantor, notice of any insurance claim made by such party in excess of $50,000.00.

II. Financial Covenants.

None

III. Miscellaneous Provisions.

Entire Agreement

This Credit Approval Letter, the Disclosure Booklet and the other Loan Documents executed in connection with the RRC set forth the entire agreement among the parties hereto related to the RRC and the transactions contemplated hereby and supersede any prior oral or written statements or agreements with respect thereto.

Waivers

The Borrower and Guarantors each hereby waives presentment, demand for payment, protest, notice of dishonor, and any and all other notices or demands in connection with the delivery, acceptance, performance, default, or enforcement of this Credit Approval Letter, the Disclosure Booklet and all other Loan Documents.

Waiver of Jury Trial

To the fullest extent permitted by applicable law, the Borrower, each Guarantor and Citibank waive all rights to trial by jury on any cause of action directly or indirectly involving the terms, covenants or conditions hereof, of the Disclosure Booklet or any other Loan Document.

Authorization of Transactions

The Borrower is duly authorized to execute and deliver this Credit Approval Letter and the other Loan Documents and to borrow under, and to effect all other transactions contemplated by, this Credit Approval Letter and the other Loan Documents to which it is a party.

Each Guarantor that is an Entity is duly authorized to execute and deliver this Credit Approval Letter and the other Loan Documents to which it is a party and to effect all other transactions contemplated by, this Credit Approval Letter and the other Loan Documents to which it is a party.

Application of Covenants and Agreements

Notwithstanding anything to the contrary contained in this Credit Approval Letter, any agreements or covenants of Borrower hereunder that require or permit performance including on or by dates that are beyond the Last Day Available, shall be applicable as to such dates only insofar as the RRC is extended by Citibank in its sole discretion.

IV. Disclosure Booklet. The Borrower and each Guarantor hereby acknowledge the receipt of the Disclosure Booklet, which shall be applicable to the RRC.

V. Uncommitted Line of Credit. All Loans under the RRC, are at Citibank's sole and absolute discretion and Citibank, at its option and without notice to the Borrower, may decline to make any Loan requested by the Borrower.

VI. Special Terms. Notwithstanding anything to the contrary set forth herein. in the Disclosure Booklet or in any other Loan Document, the following special terms shall apply to the RRC:

Collateral

Notwithstanding anything to the contrary contained in the Disclosure Booklet, the Collateral shall consist of the following:

For accounts deposited with Citibank: The Borrower, shall have entered into Citibank's standard Pledge Agreement for the bank account(s) being pledged.

VII. Additional Terms.

None

VIII. Acceptance of RRC.

In order to accept this RRC, please sign the enclosed copy of this Credit Approval Letter in the space indicated below and return it to Citibank together with the borrowing and any guarantying resolutions attached to this Credit Approval Letter completed and signed as required and any required Loan Documents within fourteen days of the date hereof.

Very truly yours,

CITIBANK, N.A.

By signing below, Borrower acknowledges receipt of this Credit Approval Letter, the Disclosure Booklet and all other Loan Documents. and agrees to the terms and provisions contained therein.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 7241)

I, Margrit Eyraud, certify that:

1.           I have reviewed this amended annual report on Form 10-KSB/A of Marani Brands, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October ___, 2009
/s/ Margrit Eyraud
Margrit Eyraud
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 7241)

I, Ani Kevorkian, certify that:

1.           I have reviewed this amended annual report on Form 10-KSB/A of Marani Brands, Inc.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.           The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.           The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October ___, 2009
/s/ Ani Kevorkian
Ani Kevorkian
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying Amended Annual Report of Marani Brands, Inc. (the “Company”) on Form 10-KSB for the period ended June 30, 2008 (the “Report”), I, Margrit Eyraud, Chief Executive Officer of the Company, hereby certify that to my knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:      October ___, 2009

/s/ Margrit Eyraud
Margrit Eyraud
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the accompanying Amended Annual Report of Marani Brands, Inc. (the “Company”) on Form 10-KSB for the period ended June 30, 2008 (the “Report”), I, Ani Kevorkian, Chief Financial Officer of the Company, hereby certify that to my knowledge:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:      October __, 2009

/s/ Ani Kevorkian
Ani Kevorkian
Chief Financial Officer